SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Index

Company Data
Share Capital Composition	2
Cash Dividends	2
Individual Interim Accounting Information
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities	5
Statement of Income	7
Statement of Comprehensive Income	9
Statement of Cash Flows	10
Statements of Changes in Shareholders' Equity
Statements of Changes in Shareholders' Equity - 01/01/2012 to 03/31/2012	11
Statements of Changes in Shareholders' Equity - 01/01/2011 to 03/31/2011	12
Interim information of Added Value	13
Consolidated Interim Accounting Information
Statement of Financial Position - Assets	14
Statement of Financial Position - Liabilities	16
Statement of Income	18
Statement of Comprehensive Income	20
Statement of Cash Flows	21
Statements of Changes in Shareholders' Equity
Statements of Changes in Shareholders' Equity - 01/01/2012 to 03/31/2012	22
Statements of Changes in Shareholders' Equity - 01/01/2011 to 03/31/2011	23
Interim information of added value	24
Management Report /Performance Comments
Notes to the interim financial statements	25
Reports and Statements
Special Review Report – Unqualified Review Opinion

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Company Data / Share Capital Composition

Number of Shares	Current Quarter
(Thousand)	03/31/2012
From Paid-in Capital
Common	7,442,454
Preferred	5,602,043
Total	13,044,497
Treasury Shares
Common	0
Preferred	0
Total	0

PAGE: 1 of 70

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Company Data / Cash Dividends

Event	Approval Date	Type	Payment Begin	Type of Shares	Class of Shares	Dividends Per Share (Reais / Share)
Board of Directors Meeting	12/22/2011	Interest on Shareholders' equity	02/29/2012	Common		0.20000
Board of Directors Meeting	12/22/2011	Interest on Shareholders' equity	02/29/2012	Preferred		0.20000
Board of Directors Meeting	02/09/2012	Dividend		Common		0.12000
Board of Directors Meeting	02/09/2012	Dividend		Preferred		0.12000
Board of Directors Meeting	04/27/2012	Interest on Shareholders' equity		Common		0.20000
Board of Directors Meeting	04/27/2012	Interest on Shareholders' equity		Preferred		0.20000

PAGE: 2 of 70

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)		Current	Previous
Account Code	Description Account	Quarter 03/31/2012	Fiscal Year 12/31/2011
1	Total Assets	523,113,547	494,180,658
1.01	Current Assets	114,783,044	98,043,138
1.01.01	Cash and Cash Equivalents	26,378,558	18,857,502
1.01.01.01	Cash and Banks	70,913	672,255
1.01.01.02	Short Term Investments	26,307,645	18,185,247
1.01.02	Short Term Investments	31,546,311	23,624,649
1.01.02.01	Financial Investments at Fair Value	17,989,998	16,785,110
1.01.02.01.01	Trading Securities	17,989,998	16,785,110
1.01.02.02	Financial Investments Valued at Amortized Cost	13,556,313	6,839,539
1.01.02.02.01	Held-to-Maturity Securities	13,556,313	6,839,539
1.01.03	Receivable	18,689,197	20,347,067
1.01.03.01	Accounts Receivable, net	15,625,807	17,438,937
1.01.03.01.01	Third parties	4,112,090	3,207,385
1.01.03.01.02	Subsidiaries and associates	11,979,265	14,633,648
1.01.03.01.03	Allowance for Uncollectible Accounts	-465,548	-402,096
1.01.03.02	Other Receivable	3,063,390	2,908,130
1.01.04	Inventories	23,671,139	22,434,018
1.01.06	Recoverable Taxes	9,190,053	9,372,459
1.01.06.01	Current Recoverable Taxes	9,190,053	9,372,459
1.01.07	Prepaid Expenses	1,642,803	1,223,829
1.01.08	Other Current Assets	3,664,983	2,183,614
1.01.08.03	Other	3,664,983	2,183,614
1.01.08.03.01	Advances to Suppliers	1,152,986	1,039,642
1.01.08.03.02	Dividends Receivable	1,823,512	721,422
1.01.08.03.03	Other	688,485	422,550
1.02	Non-current Assets	408,330,503	396,137,520
1.02.01	Long-Term Assets	32,216,398	33,463,971
1.02.01.01	Financial Investments at Fair Value	5,477,975	5,209,632
1.02.01.01.02	Available-for-Sale Securities	5,477,975	5,209,632
1.02.01.02	Financial Investments Valued at Amortized Cost	208,873	9,345
1.02.01.02.01	Held-to-Maturity Securities	208,873	9,345
1.02.01.03	Receivable	107,681	121,325
1.02.01.03.02	Other Receivable	107,681	121,325
1.02.01.04	Inventories	65,063	66,927
1.02.01.06	Deferred Taxes	8,909,082	9,504,920
1.02.01.06.01	Deferred Income Tax and Social Contribution	3,246,171	3,170,703
1.02.01.06.02	Deferred Value-Added Tax (ICMS)	1,712,516	1,742,022
1.02.01.06.03	Deferred PIS/COFINS	3,950,395	4,592,195
1.02.01.07	Prepaid Expenses	2,038,760	1,656,257
1.02.01.08	Credit with Related Parties	9,519,343	11,507,046
1.02.01.08.01	Credit with Associates	3,861	3,694
1.02.01.08.02	Credit with Subsidiaries	9,476,919	11,452,611
1.02.01.08.04	Credit with Other Related Parties	38,563	50,741
1.02.01.09	Other Non-Current Assets	5,889,621	5,388,519
1.02.01.09.03	Petroleum and Alcohol Accounts - STN	833,448	831,949
1.02.01.09.06	Restricted Deposits for Legal Proceedings and Guarantees	2,583,379	2,563,720

PAGE: 3 of 70

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)
Account Code	Description Account	Current Quarter 03/31/2012	Previous Fiscal Year 12/31/2011
1.02.01.09.07	Advances to Suppliers	1,377,862	1,011,348
1.02.01.09.08	Other Long-Term Assets	1,094,932	981,502
1.02.02	Investments	62,110,550	57,239,381
1.02.02.01	Corporate Interests	62,110,550	57,239,381
1.02.02.01.01	Investments in Associates	6,268,296	4,050,493
1.02.02.01.02	Investments in Subsidiaries	54,386,642	51,937,821
1.02.02.01.03	Investments in Jointly Controlled Entities	1,257,389	1,049,439
1.02.02.01.04	Other Corporate Interests	198,223	201,628
1.02.03	Property, Plant and Equipment	235,966,958	227,301,932
1.02.03.01	Assets in Operation	107,312,390	97,038,581
1.02.03.02	Assets Under Leasing	10,718,808	10,920,513
1.02.03.03	Assets Under Construction	117,935,760	119,342,838
1.02.04	Intangible assets	77,830,452	77,886,170
1.02.04.01	Intangible assets	77,830,452	77,886,170
1.02.04.01.02	Concessions Rights	76,322,253	76,370,148
1.02.04.01.03	Software	1,508,199	1,516,022
1.02.05	Deferred	206,145	246,066

PAGE: 4 of 70

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)
Account Code	Description Account	Current Quarter 03/31/2012	Previous Fiscal Year 12/31/2011
2	Total Liabilities	523,113,547	494,180,658
2.01	Current Liabilities	65,584,203	56,936,498
2.01.01	Social and Labor Obligations	2,553,347	2,719,992
2.01.01.01	Social Obligations	455,095	502,388
2.01.01.02	Labor Obligations	2,098,252	2,217,604
2.01.02	Trade Accounts Payable	10,958,058	12,268,055
2.01.02.01	National Suppliers	7,958,215	9,252,271
2.01.02.02	Foreign Suppliers	2,999,843	3,015,784
2.01.03	Taxes	9,198,440	9,257,682
2.01.03.01	Federal Taxes	7,226,731	7,200,370
2.01.03.01.02	Other Federal Taxes	7,226,731	7,200,370
2.01.03.02	State Taxes	1,865,893	1,944,758
2.01.03.03	Municipal Taxes	105,816	112,554
2.01.04	Current Debt	4,698,397	4,535,117
2.01.04.01	Loans and Financing	942,792	912,404
2.01.04.01.01	Local Currency	715,626	568,739
2.01.04.01.02	Foreign Currency	227,166	343,665
2.01.04.02	Debentures	1,748,293	1,700,255
2.01.04.03	Finance Leases Obligations	2,007,312	1,922,458
2.01.05	Other Liabilities	35,756,651	26,814,770
2.01.05.01	Related Parties Liabilities	28,850,445	19,972,287
2.01.05.01.01	Debt with Associates	116,283	89,323
2.01.05.01.02	Debt with Subsidiaries	12,741,337	10,243,980
2.01.05.01.04	Debt with Other Related Parties	15,992,825	9,638,984
2.01.05.02	Other	6,906,206	6,842,483
2.01.05.02.01	Dividends and Interest on Shareholders’ Equity	4,256,188	3,878,129
2.01.05.02.04	Interests of Employees and Managers	649,841	1,295,251
2.01.05.02.06	Other	2,000,177	1,669,103
2.01.06	Provisions	1,419,310	1,340,882
2.01.06.02	Other Provisions	1,419,310	1,340,882
2.01.06.02.04	Pension and Health Care Plans Obligations	1,419,310	1,340,882
2.02	Non-Current Liabilities	121,785,631	106,769,598
2.02.01	Long-Term Debt	49,542,456	50,476,598
2.02.01.01	Loans and Financing	42,170,142	42,887,392
2.02.01.01.01	Local Currency	27,241,763	27,542,091
2.02.01.01.02	Foreign Currency	14,928,379	15,345,301
2.02.01.02	Debentures	133,969	167,460
2.02.01.03	Finance Leases Obligations	7,238,345	7,421,746
2.02.02	Other Liabilities	15,967,589	2,854,727
2.02.02.01	Related Parties Liabilities	13,043,636	273,696
2.02.02.01.01	Debt with Associates	59,362	58,202
2.02.02.01.02	Debt with Subsidiaries	12,984,274	215,494
2.02.02.02	Other	2,923,953	2,581,031
2.02.02.02.04	Other Accounts Payable and Expenses	2,923,953	2,581,031
2.02.03	Deferred Taxes	31,419,658	29,408,005

PAGE: 5 of 70

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)
Account Code	Description Account	Current Quarter 03/31/2012	Previous Fiscal Year 12/31/2011
2.02.03.01	Deferred Income Tax and Social Contribution	31,419,658	29,408,005
2.02.03.01.01	Deferred Income Tax and Social Contribution	31,419,658	29,408,005
2.02.04	Provisions	24,855,928	24,030,268
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	620,473	437,405
2.02.04.01.01	Tax Provisions	63,004	11,556
2.02.04.01.02	Social Security and Labor Provisions	218,214	202,681
2.02.04.01.04	Civil Provisions	168,410	161,168
2.02.04.01.05	Other Liabilities Provisions	170,845	62,000
2.02.04.02	Other Provisions	24,235,455	23,592,863
2.02.04.02.04	Pension and Health Care Plans Obligations	15,997,614	15,351,424
2.02.04.02.05	Provision for Decommissioning Costs	8,237,841	8,241,439
2.03	Shareholders’ Equity	336,743,713	330,474,562
2.03.01	Paid in Capital	205,392,137	205,379,729
2.03.02	Capital Reserves	855,689	859,388
2.03.02.07	Additional Paid in Capital	855,689	859,388
2.03.04	Profit Reserves	122,950,652	122,963,060
2.03.04.01	Legal Reserve	14,308,515	14,308,515
2.03.04.02	Statutory Reserve	2,448,518	2,448,518
2.03.04.05	Undistributed Earnings Reserve	104,800,895	104,800,895
2.03.04.07	Tax Incentive Reserve	1,392,724	1,405,132
2.03.05	Retained Earnings/ Accumulated Losses	6,459,429	0
2.03.06	Equity Valuation Adjustments	1,085,806	1,272,385
2.03.06.01	Cumulative Translation Adjustments	595,240	926,685
2.03.06.02	Other Comprehensive Income	490,566	345,700

PAGE: 6 of 70

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Income

(R$ Thousand)
		Current Quarter	Same Quarter of the Previous Year
Account Code	Description Account	01/01/2012 to 03/31/2012	01/01/2011 to 03/31/2011
3.01	Sales Revenues	51,110,268	40,096,584
3.02	Cost of Sales	-36,462,551	-24,702,863
3.03	Gross Profit	14,647,717	15,393,721
3.04	Operating Income/ Expenses	-4,464,732	-3,638,963
3.04.01	Selling Expenses	-2,907,174	-2,251,468
3.04.02	Administrative and General Expenses	-1,528,598	-1,323,890
3.04.05	Other Operating Expenses	-3,815,728	-3,140,081
3.04.05.01	Other Taxes	-74,570	-126,418
3.04.05.02	Research and Development Expenses	-514,609	-482,690
3.04.05.03	Exploration Costs	-920,903	-858,913
3.04.05.05	Other Operating Income and Expenses, Net	-2,305,646	-1,672,060
3.04.06	Equity Results	3,786,768	3,076,476
3.05	Income Before Financial Results, Profit Sharing and Income Taxes	10,182,985	11,754,758
3.06	Financial Income (expenses), net	392,414	1,789,098
3.06.01	Financial Income	1,367,628	1,875,004
3.06.01.01	Financial Income	1,367,628	1,692,452
3.06.01.02	Exchange and Monetary Variations, net	0	182,552
3.06.02	Financial Expenses	-975,214	-85,906
3.06.02.01	Financial Expenses	-200,204	-85,906
3.06.02.02	Exchange and Monetary Variations, net	-775,010	0
3.07	Income Before Income Taxes	10,575,399	13,543,856
3.08	Income Tax and Social Contribution	-1,509,564	-2,698,980
3.08.01	Current	316,832	-378,821
3.08.02	Deferred	-1,826,396	-2,320,159
3.09	Net Income from Continuing Operations	9,065,835	10,844,876
3.11	Income / Loss for the Period	9,065,835	10,844,876
3.99	Income per Share - (Reais / Share)
3.99.01	Basic Income per Share
3.99.01.01	Common	0.69000	0.84000
3.99.01.02	Preferred	0.69000	0.84000
3.99.02	Diluted Income per Share
3.99.02.01	Common	0.69000	0.84000
3.99.02.02	Preferred	0.69000	0.84000

PAGE: 7 of 70

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)
		Current Quarter	Same Quarter of the Previous Year
Account Code	Description Account	01/01/2012 to 03/31/2012	01/01/2011 to 03/31/2011
4.01	Net Income for the Period	9,065,835	10,844,876
4.02	Other Comprehensive Income	-181,593	-367,771
4.02.01	Cumulative Translation Adjustments	-331,445	-258,566
4.02.02	Deemed Cost	2,493	0
4.02.03	Unrealized Gains / (Losses) on Available-for-sale Securities - Recognized	215,391	-161,440
4.02.04	Unrealized Gains / (Losses) on Available-for-sale Securities - Transferred to Results	2,832	7,338
4.02.05	Unrecognized Gains / (Losses) on Cash Flow Hedge - Recognized	20,778	-6,408
4.02.06	Unrecognized Gains / (Losses) on Cash Flow Hedge - Transferred to Results	-18,454	-3,585
4.02.07	Deferred Income Tax and Social Contribution	-73,188	54,890
4.03	Comprehensive Income for the Period	8,884,242	10,477,105

PAGE: 8 of 70

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Cash Flows - Indirect Method

(R$ Thousand)
		Accumulated Current Year	Accumulated Previous Year
Account Code	Description Account	01/01/2012 to 03/31/2012	01/01/2011 to 03/31/2011
6.01	Net Cash - Operating Activities	11,310,798	3,396,606
6.01.01	Cash Provided by Operating Activities	10,665,087	12,455,897
6.01.01.01	Net Income for the Period	9,065,835	10,844,876
6.01.01.03	Equity in Earnings (Losses) of Investments	-3,786,768	-3,076,476
6.01.01.05	Depreciation, Depletion and Amortization	3,400,783	2,627,181
6.01.01.06	Losses on Recovery of Assets	107,604	143,427
6.01.01.07	Write-Off of Dry wells	536,477	527,697
6.01.01.08	Residual Value of Permanent Assets Written Off	12,033	6,164
6.01.01.09	Exchange and Monetary Variation and Charges on Financing	-497,273	-937,132
6.01.01.10	Deferred Income Tax and Social Contribution, Net	1,826,395	2,320,160
6.01.02	Changes in Assets and Liabilities	2,776,617	-7,983,846
6.01.02.01	Receivable	-891,660	-283,438
6.01.02.02	Inventories	-1,342,862	-3,060,455
6.01.02.03	Trade Accounts Payable	-1,310,191	-259,104
6.01.02.04	Taxes, Fees and Contributions	820,083	177,594
6.01.02.05	Pension and Health Care Obligations	671,167	436,714
6.01.02.06	Short Term Operations with Subsidiaries / Associates	4,830,080	-4,995,157
6.01.03	Other	-2,130,906	-1,075,445
6.01.03.01	Other Assets	-1,845,202	-843,404
6.01.03.02	Other Liabilities	-285,704	-232,041
6.02	Net Cash - Investment Activities	-22,502,575	-4,233,183
6.02.01	Investments in Exploration and Production	-7,324,147	-5,488,283
6.02.02	Investments in Refining, Transportation & Marketing	-6,595,840	-3,563,763
6.02.03	Investments in Gas and Power	-427,389	-975,767
6.02.04	Investment in International Segment	-1,017	-2,801
6.02.06	Investment in Biofuel	5	-278,154
6.02.07	Other Investments	-867,163	-360,250
6.02.08	Investments in Marketable Securities	-7,299,000	6,434,035
6.02.09	Dividends Received	11,976	1,800
6.03	Net Cash - Financing Activities	18,712,833	14,261,700
6.03.04	Raising of Financing	0	27,512
6.03.05	Amortization of Principal	-270,338	-106,716
6.03.06	Amortization of Interest	-544,452	-472,727
6.03.07	Intercompany Loans, Net	15,335,702	17,890,289
6.03.08	Non Standard Credit Rights Investment Fund	6,353,840	-1,238,510
6.03.09	Dividends Paid to Shareholders	-2,161,919	-1,838,148
6.05	Increase (Decrease) in Cash and Cash Equivalents	7,521,056	13,425,123
6.05.01	Opening Balance of Cash and Cash Equivalents	18,857,502	19,994,554
6.05.02	Closing Balance of Cash and Cash Equivalents	26,378,558	33,419,677

PAGE: 9 of 70

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Changes in Shareholders' Equity - 01/01/2012 to 03/31/2012

(R$ Thousand)
Account Code	Description Account	Paid in Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earnings/ (accumulated losses)	Other Comprehensive Income	Shareholders’ Equity Consolidated
5.01	Opening Balance	205,379,729	859,388	122,963,060	0	1,272,385	330,474,562
5.03	Opening Balance Adjusted	205,379,729	859,388	122,963,060	0	1,272,385	330,474,562
5.04	Capital Transactions with Shareholders	12,408	-3,699	-12,408	-2,608,899	-2,493	-2,615,091
5.04.01	Capital Increases	12,408	0	-12,408	0	0	0
5.04.07	Interest on Shareholders' Equity	0	0	0	-2,608,899	0	-2,608,899
5.04.08	Change in Interest in Subsidiaries	0	-3,699	0	0	0	-3,699
5.04.09	Realization of the Deemed Cost	0	0	0	0	-2,493	-2,493
5.05	Total of Comprehensive Income	0	0	0	9,068,328	-184,086	8,884,242
5.05.01	Net Income for the Period	0	0	0	9,065,835	0	9,065,835
5.05.02	Other Comprehensive Income	0	0	0	2,493	-184,086	-181,593
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	236,169	236,169
5.05.02.02	Taxes of Adjustments of Financial Instruments	0	0	0	0	-73,188	-73,188
5.05.02.04	Translation Adjustments for the Period	0	0	0	0	-331,445	-331,445
5.05.02.06	Taxes Adjustments of Financial Instruments Transferred to Results	0	0	0	0	-15,622	-15,622
5.05.02.07	Realization of the Deemed Cost	0	0	0	2,493	0	2,493
5.07	Final Balance	205,392,137	855,689	122,950,652	6,459,429	1,085,806	336,743,713

PAGE: 10 of 70

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Changes in Shareholders' Equity - 01/01/2011 to 03/31/2011

(R$ Thousand)
Account Code	Description Account	Paid in Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earnings/ (accumulated losses)	Other Comprehensive Income	Shareholders’ Equity
5.01	Opening Balance	205,357,103	-6,257	101,875,065	0	90,605	307,316,516
5.03	Opening Balance Adjusted	205,357,103	-6,257	101,875,065	0	90,605	307,316,516
5.04	Capital Transactions with Shareholders	0	18,175	0	-2,608,899	0	-2,590,724
5.04.07	Interest on Shareholders' Equity	0	0	0	-2,608,899	0	-2,608,899
5.04.08	Change in Interest in Subsidiaries	0	18,175	0	0	0	18,175
5.05	Total of Comprehensive Income	0	0	0	10,844,876	-367,771	10,477,105
5.05.01	Net Income for the Period	0	0	0	10,844,876	0	10,844,876
5.05.02	Other Comprehensive Income	0	0	0	0	-367,771	-367,771
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	-167,848	-167,848
5.05.02.02	Taxes on Adjustments of Financial Instruments	0	0	0	0	54,890	54,890
5.05.02.04	Translation Adjustments for the Period	0	0	0	0	-258,566	-258,566
5.05.02.05	Taxes on Adjustments for the Period	0	0	0	0	3,753	3,753
5.07	Final Balance	205,357,103	11,918	101,875,065	8,235,977	-277,166	315,202,897

PAGE: 11 of 70

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Individual Interim Accounting Information / Statement of Added Value

(R$ Thousand)
		Accumulated Current Year	Accumulated Previous Year
Account Code	Description Account	01/01/2012 to 03/31/2012	01/01/2011 to 03/31/2011
7.01	Sales Revenues	78,579,751	65,063,399
7.01.01	Sales of Goods, Products and Services	65,604,704	52,612,328
7.01.02	Other Revenues	972,488	838,356
7.01.03	Revenues Related to the Construction of Own Assets	12,066,011	11,563,832
7.01.04	Allowance/Reversal for uncollectible Accounts	-63,452	48,883
7.02	Inputs Acquired from Third Parties	-39,336,236	-27,896,195
7.02.01	Cost of Sales	-21,365,683	-14,324,978
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	-13,047,800	-10,215,544
7.02.03	Loss/Recovery of Assets Values	-107,604	-143,427
7.02.04	Other	-4,815,149	-3,212,246
7.03	Gross Added Value	39,243,515	37,167,204
7.04	Retentions	-3,400,783	-2,627,181
7.04.01	Depreciation, Amortization and Depletion	-3,400,783	-2,627,181
7.05	Net Added Value Produced	35,842,732	34,540,023
7.06	Transferred Added Value	4,523,650	4,930,050
7.06.01	Results of Equity Accounting	3,786,768	3,076,476
7.06.02	Financial Income	559,162	1,666,165
7.06.03	Other	177,720	187,409
7.07	Total Added Value to be Distributed	40,366,382	39,470,073
7.08	Distribution of Added Value	40,366,382	39,470,073
7.08.01	Personnel	4,212,675	3,702,919
7.08.01.01	Payroll and Related Charges	2,748,891	2,566,887
7.08.01.02	Benefits	1,240,794	949,088
7.08.01.03	FGTS	222,990	186,944
7.08.02	Taxes, Duties and Social Contributions	19,950,101	18,943,172
7.08.02.01	Federal	14,047,815	14,008,337
7.08.02.02	State	5,861,173	4,897,085
7.08.02.03	Municipal	41,113	37,750
7.08.03	Remuneration of Third Party Capital	7,137,771	5,979,106
7.08.03.01	Interest	1,437,013	1,348,973
7.08.03.02	Rental	5,700,758	4,630,133
7.08.04	Remuneration of Shareholders' Equity	9,065,835	10,844,876
7.08.04.01	Interest on Shareholders' Equity	2,608,899	2,608,899
7.08.04.03	Retained Earnings / Loss For The Period	6,456,936	8,235,977

PAGE: 12 of 70

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)
Account Code	Description Account	Current Quarter 03/31/2012	Previous Fiscal Year 12/31/2011
1	Total Assets	615,818,443	599,149,983
1.01	Current Assets	126,373,536	121,163,683
1.01.01	Cash and Cash Equivalents	39,904,492	35,747,240
1.01.01.01	Cash and Banks	3,135,061	3,731,249
1.01.01.02	Short Term Investments	36,769,431	32,015,991
1.01.02	Short Term Investments	18,002,805	16,808,467
1.01.02.01	Financial Investments at Fair Value	17,994,274	16,791,201
1.01.02.01.01	Trading Securities	17,989,998	16,785,110
1.01.02.01.02	Available-for-sale Securities	4,276	6,091
1.01.02.02	Financial Investments Valued at Amortized Cost	8,531	17,266
1.01.02.02.01	Held-to–Maturity Securities	8,531	17,266
1.01.03	Receivable	21,436,550	21,974,701
1.01.03.01	Accounts Receivable	16,281,147	16,734,007
1.01.03.01.01	Third Parties	13,527,281	14,144,777
1.01.03.01.02	Subsidiaries and Associates	4,528,571	4,274,251
1.01.03.01.03	Allowance for Uncollectible Accounts	-1,774,705	-1,685,021
1.01.03.02	Other Receivable	5,155,403	5,240,694
1.01.04	Inventories	29,396,160	28,446,924
1.01.06	Recoverable Taxes	12,179,723	12,845,667
1.01.06.01	Current Recoverable Taxes	12,179,723	12,845,667
1.01.07	Prepaid Expenses	1,569,535	1,328,418
1.01.08	Other Current Assets	3,884,271	4,012,266
1.01.08.03	Other	3,884,271	4,012,266
1.01.08.03.01	Advances to Suppliers	1,359,372	1,388,840
1.01.08.03.02	Dividends Receivable	81,286	77,914
1.01.08.03.03	Other	2,443,613	2,545,512
1.02	Non-current Assets	489,444,907	477,986,300
1.02.01	Long-Term Assets	41,317,529	41,187,318
1.02.01.01	Financial Investments at Fair Value	5,725,833	5,472,748
1.02.01.01.02	Available-for-sale Securities	5,725,833	5,472,748
1.02.01.02	Financial Investments Valued at Amortized Cost	283,587	274,363
1.02.01.02.01	Held-to-maturity Securities	283,587	274,363
1.02.01.03	Receivable	5,226,506	5,122,163
1.02.01.03.02	Other Receivable	5,226,506	5,122,163
1.02.01.04	Inventories	81,573	84,122
1.02.01.06	Deferred Taxes	16,314,815	17,255,798
1.02.01.06.01	Deferred Income Tax and Social Contribution	7,749,197	8,041,846
1.02.01.06.02	Deferred Value-Added Tax (ICMS)	2,010,286	2,198,982
1.02.01.06.03	Deferred PIS/COFINS	6,046,145	6,542,777
1.02.01.06.04	Other Taxes	509,187	472,193
1.02.01.07	Prepaid Expenses	2,306,940	1,902,789
1.02.01.08	Credit with Related Parties	97,187	148,508
1.02.01.08.01	Credit with Associates	97,187	148,508
1.02.01.09	Other non-Current Assets	11,281,088	10,926,827
1.02.01.09.03	Petroleum and Alcohol Accounts - STN	833,448	831,949

PAGE: 13 of 70

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)
Account Code	Description Account	Current Quarter 03/31/2012	Previous Fiscal Year 12/31/2011
1.02.01.09.05	Restricted Deposits for Legal Proceedings and Guarantees	3,030,127	2,954,915
1.02.01.09.06	Advances to Suppliers	6,013,349	5,891,800
1.02.01.09.07	Other Long-Term assets	1,404,164	1,248,163
1.02.02	Investments	12,324,189	12,248,080
1.02.02.01	Corporate Interests	12,324,189	12,248,080
1.02.02.01.01	Investments in Associates	12,096,759	12,017,794
1.02.02.01.04	Other Corporate Interests	227,430	230,286
1.02.03	Property, Plant and Equipment	353,667,274	342,266,918
1.02.03.01	Assets in Operation	193,280,498	183,530,046
1.02.03.02	Assets Under Leasing	225,742	177,535
1.02.03.03	Assets Under Construction	160,161,034	158,559,337
1.02.04	Intangible assets	82,135,915	82,283,984
1.02.04.01	Intangible assets	81,201,843	81,334,884
1.02.04.01.02	Concession Rights	79,531,067	79,653,873
1.02.04.01.03	Software	1,670,776	1,681,011
1.02.04.02	Goodwill	934,072	949,100

PAGE: 14 of 70

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)
Account Code	Description Account	Current Quarter 03/31/2012	Previous Fiscal Year 12/31/2011
2	Total Liabilities	615,818,443	599,149,983
2.01	Current Liabilities	65,952,463	68,212,334
2.01.01	Social and Labor Obligations	2,974,570	3,182,067
2.01.01.01	Social Obligations	510,536	436,481
2.01.01.02	Labor Obligations	2,464,034	2,745,586
2.01.02	Trade Accounts Payable	20,490,270	21,417,528
2.01.02.01	National Suppliers	10,544,680	12,258,291
2.01.02.02	Foreign Suppliers	9,945,590	9,159,237
2.01.03	Taxes	10,968,638	10,968,716
2.01.03.01	Federal Taxes	8,823,465	8,667,318
2.01.03.01.01	Income Tax and Social Contribution Payable	1,157,853	1,324,445
2.01.03.01.02	Other Federal Taxes	7,665,612	7,342,873
2.01.03.02	State Taxes	2,036,881	2,177,861
2.01.03.03	Municipal Taxes	108,292	123,537
2.01.04	Current Debt	18,018,198	18,966,329
2.01.04.01	Loans and Financing	16,076,918	17,030,834
2.01.04.01.01	Local Currency	2,418,104	2,500,959
2.01.04.01.02	Foreign Currency	13,658,814	14,529,875
2.01.04.02	Debentures	1,902,862	1,853,433
2.01.04.03	Finance Leases Obligations	38,418	82,062
2.01.05	Other Liabilities	12,001,530	12,250,659
2.01.05.01	Related Parties Liabilities	875,270	834,291
2.01.05.01.01	Debt with Associates	875,270	834,291
2.01.05.02	Other	11,126,260	11,416,368
2.01.05.02.01	Dividends and Interest on Shareholders' Equity	4,256,188	3,878,129
2.01.05.02.04	Interests of Employees and Managers	864,793	1,560,139
2.01.05.02.05	Other	6,005,279	5,978,100
2.01.06	Provisions	1,499,257	1,427,035
2.01.06.02	Other Provisions	1,499,257	1,427,035
2.01.06.02.04	Pension and Health Plans Obligations	1,499,257	1,427,035
2.02	Non-Current Liabilities	211,043,595	198,714,038
2.02.01	Long-term Debt	146,118,300	136,588,365
2.02.01.01	Loans and Financing	145,012,393	135,412,117
2.02.01.01.01	Local Currency	57,112,035	57,831,248
2.02.01.01.02	Foreign Currency	87,900,358	77,580,869
2.02.01.02	Debentures	918,724	993,020
2.02.01.03	Finance Leases Obligations	187,183	183,228
2.02.02	Other Liabilities	1,665,214	2,003,415
2.02.02.01	Related Parties Liabilities	188,352	187,149
2.02.02.01.01	Debt with Associates	188,352	187,149
2.02.02.02	Other	1,476,862	1,816,266
2.02.02.02.03	Other Accounts Payable and Expenses	1,476,862	1,816,266
2.02.03	Deferred Taxes	35,601,941	33,268,472
2.02.03.01	Deferred Income Tax and Social Contribution	35,601,941	33,268,472
2.02.03.01.01	Deferred Income Tax and Social Contribution	35,587,653	33,229,769
2.02.03.01.02	Other Deferred Taxes	14,288	38,703

PAGE: 15 of 70

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)
Account Code	Description Account	Current Quarter 03/31/2012	Previous Fiscal Year 12/31/2011
2.02.04	Provisions	27,658,140	26,853,786
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,550,047	1,361,456
2.02.04.01.01	Tax Provisions	719,962	660,706
2.02.04.01.02	Social Security and Labor Provisions	302,454	290,422
2.02.04.01.04	Civil Provisions	306,424	297,860
2.02.04.01.05	Other Provisions for Contingencies	221,207	112,468
2.02.04.02	Other Provisions	26,108,093	25,492,330
2.02.04.02.04	Pension and Health Plans Obligations	17,283,913	16,652,908
2.02.04.02.05	Provision for Decommissioning Costs	8,824,180	8,839,422
2.03	Consolidated Shareholders' Equity	338,822,385	332,223,611
2.03.01	Paid in Capital	205,392,137	205,379,729
2.03.02	Capital Reserves	558,944	562,643
2.03.02.07	Additional Paid in Capital	558,944	562,643
2.03.04	Profit Reserves	122,611,716	122,624,124
2.03.04.01	Legal Reserve	14,308,515	14,308,515
2.03.04.02	Statutory Reserve	2,448,518	2,448,518
2.03.04.05	Undistributed Earning Reserve	104,461,959	104,461,959
2.03.04.07	Tax incentive Reserve	1,392,724	1,405,132
2.03.05	Retained Earnings / Accumulated Losses	6,607,815	0
2.03.06	Equity Valuation Adjustments	1,085,806	1,272,385
2.03.06.01	Cumulative Translation Adjustments	595,240	926,685
2.03.06.02	Other Comprehensive Income	490.566	345,700
2.03.09	Non-controlling Interest	2,565,967	2,384,730

PAGE: 16 of 70

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Income Statement

(R$ Thousand)
		Current Quarter	Same Quarter of the Previous Year
Account Code	Description Account	01/01/2012 to 03/31/2012	01/01/2011 to 03/31/2011
3.01	Sales Revenues	66,134,031	54,358,086
3.02	Cost of Sales	-45,889,978	-34,469,010
3.03	Gross Profit	20,244,053	19,889,076
3.04	Operating Income/Expenses	-8,336,973	-7,160,241
3.04.01	Selling Expenses	-2,353,262	-2,084,023
3.04.02	Administrative and General Expenses	-2,199,895	-1,947,863
3.04.05	Other Operating Expenses	-3,920,135	-3,539,326
3.04.05.01	Other Taxes	-148,076	-244,668
3.04.05.02	Research and Development Expenses	-518,478	-492,419
3.04.05.03	Exploration Costs	-1,011,413	-942,489
3.04.05.05	Other Operating Income and Expenses, Net	-2,242,168	-1,859,750
3.04.06	Equity Results	136,319	410,971
3.05	Income Before Financial Results, Profit sharing and Income Taxes	11,907,080	12,728,835
3.06	Financial Income (Expenses), Net	464,993	2,048,568
3.06.01	Financial Income	1,329,634	2,724,257
3.06.01.01	Financial Income	1,195,609	1,766,630
3.06.01.02	Exchange and Monetary Variations, net	134,025	957,627
3.06.02	Financial Expenses	-864,641	-675,689
3.06.02.01	Financial Expenses	-864,641	-675,689
3.07	Income Before Income Taxes	12,372,073	14,777,403
3.08	Income Tax and Social Contribution	-2,944,394	-3,587,500
3.08.01	Current	-613,273	-1,219,410
3.08.02	Deferred	-2,331,121	-2,368,090
3.09	Net Income from Continuing Operations	9,427,679	11,189,903
3.11	Consolidated Income / Loss for the period	9,427,679	11,189,903
3.11.01	Attributable to shareholders of the Parent Company	9,214,221	10,984,964
3.11.02	Attributable to non-controlling shareholders	213,458	204,939

PAGE: 17 of 70

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Income Statement

(R$ Thousand)
		Current Quarter	Same Quarter of the Previous Year
Account Code	Description Account	01/01/2012 to 03/31/2012	01/01/2011 to 03/31/2011
3.99	Income per Share - (Reais / Share)
3.99.01	Basic Income per Share
3.99.01.01	Common	0.71000	0.84000
3.99.01.02	Preferred	0.71000	0.84000

PAGE: 18 of 70

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)
		Current Quarter	Same Quarter of the Previous Year
Account Code	Description Account	01/01/2012 to 03/31/2012	01/01/2011 to 03/31/2011
4.01	Consolidated Net Income for the Period	9,427,679	11,189,903
4.02	Other Comprehensive Income	-236,694	-394,535
4.02.01	Cumulative Translation Adjustments	-386,546	-285,330
4.02.02	Deemed Cost	2,493	0
4.02.03	Unrealized Gains / (Losses) on Available-for-Sale Securities - Recognized	215,391	-161,440
4.02.04	Unrealized Gains / (Losses) on Available-for-Sale Securities - Transferred to Results	2,832	7,338
4.02.05	Unrecognized Gains / (Losses) on Cash Flow Hedge - Recognized	20,778	-6,408
4.02.06	Unrecognized Gains / (Losses) on Cash Flow Hedge - Transferred to Results	-18,454	-3,585
4.02.07	Deferred Income Tax and Social Contribution	-73,188	54,890
4.03	Comprehensive Income for the Period	9,190,985	10,795,368
4.03.01	Attributable to shareholders of the Parent Company	9,032,628	10,617,193
4.03.02	Attributable to non-controlling shareholders	158,357	178,175

PAGE: 19 of 70

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Cash Flows - Indirect Method

(R$ Thousand)
		Accumulated Current Year	Accumulated Previous Year
Account Code	Description Account	01/01/2012 to 03/31/2012	01/01/2011 to 03/31/2011
6.01	Net Cash - Operating Activities	15,086,132	12,700,885
6.01.01	Cash Provided by Operating Activities	16,635,540	16,595,570
6.01.01.01	Net Income for the Period	9,214,221	10,984,964
6.01.01.02	Non-Controlling Interest	213,458	204,939
6.01.01.03	Equity in Earnings (Losses) of Investments	-136,319	-410,971
6.01.01.05	Depreciation, Depletion and Amortization	4,749,129	3,537,895
6.01.01.06	Loss on Recovery of Assets	143,055	163,308
6.01.01.07	Write-off of Dry Wells	545,178	537,629
6.01.01.08	Residual Value of Permanent Assets Written Off	78,580	132,527
6.01.01.09	Exchange and Monetary Variation and Charges on Financing	-502,883	-922,811
6.01.01,10	Deferred Income Tax and Social Contribution, Net	2,331,121	2,368,090
6.01.02	Changes in Assets and Liabilities	-545,297	-2,935,340
6.01.02.01	Receivable	-13,231	-998,068
6.01.02.02	Inventories	-1,252,407	-4,275,264
6.01.02.03	Trade Accounts Payable	-527,369	2,149,956
6.01.02.04	Taxes, Fees and Contributions	617,545	-164,591
6.01.02.05	Pension and Health Plan	732,606	480,486
6.01.02.06	Short-Term Operations with Subsidiaries / Associates	-102,441	-127,859
6.01.03	Other	-1,004,111	-959,345
6.01.03.01	Other Assets	-1,275,464	-988,063
6.01.03.02	Other liabilities	271,353	28,718
6.02	Net Cash - Investment Activities	-17,318,073	-9,317,442
6.02.01	Investments in Exploration and Production	-8,624,979	-6,702,344
6.02.02	Investments in Refining, Transportation and Marketing	-5,495,190	-5,662,836
6.02.03	Investments in Gas and Power	-671,093	-1,221,407
6.02.04	Investment in International Segment	-643,430	-826,511
6.02.05	Investments in Distribution	-286,066	-242,063
6.02.06	Investment in Biofuel	-2,459	-216,520
6.02.07	Other Investments	-866,814	-389,146
6.02.08	Investments in Marketable Securities	-741,000	5,934,345
6.02.09	Dividends Received	12,958	9,040
6.03	Net Cash - Financing Activities	6,441,023	9,736,048
6.03.03	Funding	14,514,363	15,286,069
6.03.04	Amortization of Principal	-3,589,750	-2,051,163
6.03.05	Amortization of Interest	-2,341,966	-1,667,310
6.03.08	Dividends Paid to Shareholders	-2,161,919	-1,838,148
6.03.09	Share Acquisition of non controlling shareholders	20,295	6,600
6.04	Effect of Exchange Rate Changes on Cash and Cash Equivalents	-51,830	-193,296
6.05	Increase (Decrease) in Cash and Cash Equivalents	4,157,252	12,926,195
6.05.01	Opening Balance of Cash and Cash Equivalents	35,747,240	29,416,190
6.05.02	Closing Balance of Cash and Cash Equivalents	39,904,492	42,342,385

PAGE: 20 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Changes in Shareholders' Equity - 01/01/2012 to 03/31/2012

(R$ Thousand)
Account Code	Description Account	Paid in Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earnings/ (accumulated losses)	Other Comprehensive Income	Shareholders’ Equity	Non-controlling interest	Shareholders’ Equity Consolidated
5.01	Opening Balance	205,379,729	562,643	122,624,124	0	1,272,385	329,838,881	2,384,730	332,223,611
5.03	Opening Balance Adjusted	205,379,729	562,643	122,624,124	0	1,272,385	329,838,881	2,384,730	332,223,611
5.04	Capital Transactions with Shareholders	12,408	-3,699	-12,408	-2,608,899	-2,493	-2,615,091	22,880	-2,592,211
5.04.01	Capital Increases	12,408	0	-12,408	0	0	0	0	0
5.04.06	Dividends	0	0	0	-2,608,899	0	-2,608,899	0	-2,608,899
5.04.08	Change in Interest in Subsidiaries	0	-3,699	0	0	0	-3,699	22,880	19,181
5.04.09	Realization of the Cost Attributed	0	0	0	0	-2,493	-2,493	0	-2,493
5.05	Total of Comprehensive Income	0	0	0	9,216,714	-184,086	9,032,628	158,357	9,190,985
5.05.01	Net Income for the Period	0	0	0	9,214,221	0	9,214,221	213,458	9,427,679
5.05.02	Other Comprehensive Income	0	0	0	2,493	-168,464	-165,971	-55,101	-221,072
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	236,169	236,169	0	236,169
5.05.02.02	Taxes on Adjustments of Financial Instruments	0	0	0	0	-73,188	-73,188	0	-73,188
5.05.02.04	Translation Adjustments for the Period	0	0	0	0	-331,445	-331,445	-55,101	-386,546
5.05.02.07	Realization of the Cost Attributed	0	0	0	2,493	0	2,493	0	2,493
5.05.03	Transferred to Results	0	0	0	0	-15,622	-15,622	0	-15,622
5.05.03.01	Adjustments of Financial Instruments	0	0	0	0	-15,622	-15,622	0	-15,622
5.07	Final Balance	205,392,137	558,944	122,611,716	6,607,815	1,085,806	336,256,418	2,565,967	338,822,385

PAGE: 21 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of Changes in Shareholders' Equity - 01/01/2011 to 03/31/2011

(R$ Thousand)
Account Code	Description Account	Paid in Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained earnings/ (accumulated losses)	Other Comprehensive Income	Shareholders’ Equity	Non-controlling interest	Shareholders’ Equity Consolidated
5.01	Opening Balance	205,357,103	-6,257	101,323,731	0	90,605	306,765,182	3,063,094	309,828,276
5.03	Opening Balance Adjusted	205,357,103	-6,257	101,323,731	0	90,605	306,765,182	3,063,094	309,828,276
5.04	Capital Transactions with Shareholders	0	8,104	0	-2,608,899	0	-2,600,795	-207,674	-2,808,469
5.04.06	Dividends	0	0	0	0	0	0	-108,518	-108,518
5.04.07	Interest on Shareholders' Equity	0	0	0	-2,608,899	0	-2,608,899	0	-2,608,899
5.04.08	Change in Interest in Subsidiaries	0	8,104	0	0	0	8,104	-99,156	-91,052
5.05	Total of Comprehensive Income	0	0	0	10,984,964	-367,771	10,617,193	178,175	10,795,368
5.05.01	Net Income for the Period	0	0	0	10,984,964	0	10,617,193	204,939	11,189,903
5.05.02	Other Comprehensive Income	0	0	0	0	-371,524	-371,524	-26,764	-398,288
5.05.02.01	Adjustments of Financial Instruments	0	0	0	0	-167,848	-167,848	0	-167,848
5.05.02.02	Taxes on Adjustments of Financial Instruments	0	0	0	0	54,890	54,890	0	54,890
5.05.02.04	Translation Adjustments for the Period	0	0	0	0	-258,566	-258,566	-26,764	-285,330
5.05.03	Transferred to Results	0	0	0	0	3,753	3,753	0	3,753
5.05.03.01	Adjustments of Financial Instruments	0	0	0	0	3,753	3,753	0	3,753
5.07	Final Balance	205,357,103	1,847	101,323,731	8,376,065	-277,166	314,781,580	3,033,595	317,815,175

PAGE: 22 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Consolidated Interim Accounting Information / Statement of added value

(R$ Thousand)
		Accumulated Current Year	Accumulated Previous Year
Account Code	Description Account	01/01/2012 to 03/31/2012	01/01/2011 to 03/31/2011
7.01	Sales Revenues	100,130,413	84,792,348
7.01.01	Sales of Goods, Products and Services	81,462,569	68,530,205
7.01.02	Other Revenues	1,676,004	1,091,675
7.01.03	Revenues Related to the Construction of Own Assets	17,097,279	15,162,975
7.01.04	Allowance/Reversal for Uncollectible Accounts	-105,439	7,493
7.02	Inputs Acquired from Third Parties	-49,738,814	-38,461,094
7.02.01	Cost of Sales	-26,471,590	-20,600,013
7.02.02	Materials, Power, Third-party Services and Other Operating Expenses	-17,936,683	-13,746,774
7.02.03	Loss/Recovery of Assets Values	-143,055	-163,308
7.02.04	Other	-5,187,486	-3,950,999
7.03	Gross Added Value	50,391,599	46,331,254
7.04	Retentions	-4,749,129	-3,537,895
7.04.01	Depreciation, Amortization and Depletion	-4,749,129	-3,537,895
7.05	Net Added Value Produced	45,642,470	42,793,359
7.06	Transferred Added Value	1,562,927	2,408,696
7.06.01	Results of Equity Accounting	136,319	410,971
7.06.02	Financial Income	1,195,609	1,766,630
7.06.03	Other	230,999	231,095
7.07	Total Added Value to be Distributed	47,205,397	45,202,055
7.08	Distribution of Added Value	47,205,397	45,202,055
7.08.01	Personnel	5,282,377	4,691,238
7.08.01.01	Payroll and Related Charges	3,609,913	3,375,296
7.08.01.02	Benefits	1,416,580	1,100,822
7.08.01.03	FGTS	255,884	215,120
7.08.02	Taxes, Duties and Social Contributions	26,695,455	25,230,613
7.08.02.01	Federal	17,375,412	16,864,375
7.08.02.02	State	9,250,872	8,297,960
7.08.02.03	Municipal	69,171	68,278
7.08.03	Remuneration of Third Party Capital	5,799,886	4,090,301
7.08.03.01	Interest	2,478,453	1,413,826
7.08.03.02	Rental	3,321,433	2,676,475
7.08.04	Remuneration of Shareholders' Equity	9,427,679	11,189,903
7.08.04.01	Interest on Shareholders' Equity	2,608,899	2,608,898
7.08.04.03	Retained Earnings / Loss For The Period	6,605,322	8,376,066
7.08.04.04	Non-controlling Interest - Retained Earnings	213,458	204,939

PAGE: 23 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

1          The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as "Petrobras" or the "Company") to prospecting, drilling, refining, processing, trading and transporting oil originating from wells, schist or other rocks, and oil products, natural gas and other liquid hydrocarbons, in addition to activities connected with energy and it may carry out research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company's head office is located in Rio de Janeiro - RJ.

2          Basis of presentation of interim financial information

The consolidated interim information is being presented in accordance with IAS 34 - Interim Statements, issued by the International Accounting Standards Board (IASB) and also in accordance with accounting practices adopted in Brazil for interim statements (CPC 21 - R1).

The individual interim accounting information is being presented in accordance with accounting practices adopted in Brazil for interim statements (CPC 21 - R1) and does not present differences in relation to the consolidated information, except for the maintenance of deferred charges, as established in CPC 43 (R1) - Initial Adoption of Technical Pronouncements. The reconciliations of the parent company's shareholders' equity and results with the consolidated statements are presented in Note 3.1.

This interim financial information is presented without repeating certain notes to the financial statements disclosed previously, but with an indication of the relevant changes occurred in the period, as well as some information without the parent company, considering that management understands that a consolidated information provides more comprehensive measure of financial position of the Company and the performance of its operations. Therefore, it should be read together with the Company's annual financial statements for the year ended December 31, 2011, which include the full set of notes.

The Company's Board of Directors authorized the publication of this interim quarterly information in a meeting held on May 15, 2012.

2.1         Accounting estimates

In the preparation of the interim financial information it is necessary to use estimates for certain assets, liabilities and other transactions. These estimates include oil and gas reserves, liabilities of pension and health plans, depreciation, depletion and amortization, abandonment costs, provisions for legal processes, market value of financial instruments, income tax and social contribution. Although Management uses assumptions and judgments that are reviewed periodically, the actual results may differ from these estimates.

3          Consolidation basis

The consolidated interim financial information includes the quarterly information of Petrobras and its subsidiaries and specific purpose entities.

The Company did not present material changes in interests in consolidated companies in the period ended March 31, 2012.

PAGE: 24 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

The Company began to recognize in its financial statements for the year ended December 31, 2011 the investments in jointly controlled companies valued by the equity accounting method, which are no longer consolidated proportionally, in conformity with the alternative established in IAS 31 and the corresponding CPC 19 (R1), approved by CVM Resolution 666/11.

Accordingly, the interim financial information for the first quarter of 2011, published originally, was adjusted and is being presented with this change, as follows:

a)   Consolidated statement of income

	1st quarter 2011
	Published	Effect of proportional consolidation	Re-presented
Sales revenues	54,800	(442)	54,358
Cost of sales	(34,596)	127	(34,469)
Gross profit	20,204	(315)	19,889
Expenses	(7,668)	97	(7,571)
Income before financial result, profit-sharing and income taxes	12,536	(218)	12,318
Finacial income (expenses), net	2,022	26	2,048
Equity in results of non-conslidated companies	277	134	411
Income before income taxes	14,835	(58)	14,777
Income tax/social contribution	(3,641)	54	(3,587)
Net income	11,194	(4)	11,190
Attributable to:
Shareholders of Petrobras	10,985	0	10,985
Non-Controlling interests	209	(4)	205
	11,194	(4)	11,190

b)   Consolidated statement of cash flows

	1st quarter 2011
	Published	Effect of proportional consolidation	Re-presented
Cash provided by operating activities	12,924	(223)	12,701
Cash used in investment activities	(9,395)	77	(9,318)
Cash provided by financing activities	9,704	32	9,736
Effect of exchange variation on cash and cash equivalents	(211)	18	(193)
Net change in cash for the period	13,022	(96)	12,926
Cash and cash equivalents at the beginning	30,323	(907)	29,416
Cash and cash equivalents at the end	43,345	(1,003)	42,342

PAGE: 25 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

3.1         Reconciliation of the shareholders' equity and net income of consolidated with that of the parent company

	Shareholders' equity		Net income
	03.31.2012	12.31.2011	Jan-Mar/2012	Jan-Mar/2011

Consolidated - IFRS	338,822	332,224	9,428	11,190
Equity of Non-controlling interests	(2,566)	(2,385)	(214)	(205)
Deferred expenses, net of income tax	487	636	(148)	(140)
Parent company adjusted to International Accounting Standards (IAS)	336,743	330,475	9,066	10,845

4          Accounting practices

The accounting practices and calculation methods used in the preparation of this individual and consolidated quarterly information are the same as those adopted in the preparation of the Company's annual financial statements for the year ended December 31, 2011.

5          Cash and cash equivalents

	Consolidated
	03.31.2012	12.31.2011

Cash and banks	3,135	3,731
Financial investments	0	0
- In Brazil	0	0
Investment funds - Interbank Deposit	18,338	10,301
Other investment funds	9,736	4,275
	28,074	14,576
- Abroad	8,695	17,440
Total financial investments	36,769	32,016
Total cash and cash equivalents	39,904	35,747

6          Marketable securities

	Consolidated
	03.31.2012	12.31.2011
Trading securities	17,990	16,785
Available-for-sale	5,730	5,479
Held-to-maturity	292	291
	24,012	22,555
Current	18,003	16,808
Non-current	6,009	5,747

The securities for trading refer mainly to investments in public bonds with maturity terms of more than 90 days and are presented in current assets considering the expectation of their realization in the short term.

PAGE: 26 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

7          Accounts receivable

7.1         Accounts receivable, net

	Consolidated
	03.31.2012	12.31.2011

Trade Accounts Receivable
Third parties	19,564	20,048
Electricity sector	-	-
Related parties (Note 18.5)
Associates and jointly controlled entities	1,672	1,549
Receivables from the electricity sector	3,035	2,952
Petroleum and alcohol accounts - STN	833	832
Other	5,423	5,565
	30,527	30,946

Allowance for uncollectible accounts	(2,852)	(2,790)
	27,675	28,156
Current	21,518	22,053
Non-current	6,157	6,103

7.2         Changes in allowance for uncollectible accounts

	Consolidated
	03.31.2012	12.31.2011
Opening balance	2,790	2,681
Additions (*)	138	586
Write-offs (*)	(76)	(477)
Closing balance	2,852	2,790

Current	1,775	1,685
Non-current	1,077	1,105

(*)   It includes exchange variation on allowance for uncollectible accounts recorded in companies abroad.

7.3         Overdue accounts receivable – Third-parties

	Consolidated
	03.31.2012	12.31.2011

Up to 3 months	1,308	1,411
From 3 to 6 months	182	215
From 6 to 12 months	369	264
More than 12 months	2,972	2,982

PAGE: 27 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

8          Inventories

	Consolidated
	03.31.2012	12.31.2011
Products:
Oil products (*)	11,038	9,166
Fuel Alcohol (*)	750	782
	11,788	9,948

Raw materials, mainly crude oil (*)	13,798	14,847
Maintenance materials and supplies (*)	3,505	3,369
Other	387	367
	29,478	28,531
Current	29,396	28,447
Non-current	82	84

(*)     It includes imports in transit.

9          Restricted deposits for legal proceeding and guarantees

	Consolidated
	03.31.2012	12.31.2011
Labor	1,204	1,131
Tax(*)	1,278	1,264
Cívil (*)	443	455
Other	105	105
Total	3,030	2,955

(*)   Net of deposits related to judicial proceedings for which a provision is recorded, when applicable.

10     Acquisitions and sales of assets

10.1     Business combinations

Arembepe Energia S.A.

On January 24, 2012, Petrobras exercised its right to subscribe to the total number of shares issued by the thermoelectric power station Arembepe Energia S.A. for R$ 62, due to the fact that the partner Nova Cibe Energia S.A. had renounced its subscription right. Additionally, Petrobras exercised its option to purchase the remaining shares owned by its partner for R$ 63 thousand, as established in the Capital Contribution Agreement, and on March 6, 2012 now holds 100% of the total capital (30% in 2011) of the thermoelectric power station.

The transaction was approved by ANEEL (Agência Nacional de Energia Elétrica) on February 28, 2012.

PAGE: 28 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

10.2     Acquisition of interests in jointly-controlled entities and in associates

Energética Camaçari Muricy I S.A.

On January 23, 2012, Petrobras exercised its right to subscribe to the total number of shares issued by the thermoelectric power station Energética Camaçari Muricy I S.A. for R$ 31, due to the fact that the partner MDC I Fundo de Investimento em Participações had renounced its subscription right. Until March 2012, Petrobras paid in R$ 10 and now holds 59.91% of the total paid-in capital (49% in 2011) of the thermoelectric power station.

The transaction was approved by ANEEL (Agência Nacional de Energia Elétrica) on February 28, 2012.

10.3     Sale of assets and other information

Merger of Petroquisa and split-off of BRK

On January 27, 2012, the Extraordinary General Meeting of Petrobras approved the merger of Petrobras Química S.A. (Petroquisa) and the split-off of BRK Investimentos Petroquímicos S.A. (BRK) with the return of the split-off portion to the patrimony of Petrobras, without increasing the capital.

11     Investments

11.1     Investments in subsidiaries, jointly controlled entities and associates (Parent company)

	03.31.2012	12.31.2011
Subsidiaries:
Petrobras Netherlands B.V. - PNBV	14,682	13,740
Petrobras Gás S.A. - Gaspetro	10,766	10,574
Petrobras Distribuidora S.A. - BR	10,090	9,960
Refinaria Abreu e Lima S.A.	4,827	2,997
Petrobras Transporte S.A. - Transpetro	3,086	3,146
Downstream Participações Ltda.	2,044	1,124
Petrobras Biocombustível S.A.	1,738	1,477
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	1,557	1,473
Petrobras International Braspetro - PIB BV	1,186	400
Companhia Integrada Têxtil de Pernambuco - CITEPE	832
Termomacaé Ltda	784	743
Comperj Poliolefinas S.A.	651	651
Companhia Petroquímica de Pernambuco	628
Innova S.A.	381	377
Termoceará Ltda.	337	319
Petrobras Química S.A. - Petroquisa		4,516
Other subsidiaries	1,400	1,132
Jointly controlled entities	1,235	1,051
Associates	3,831	1,643
	60,055	55,323

Goodwill	3,081	3,056
Unrealized income of the Parent company	(1,223)	(1,340)
Other investments	198	200
Total investments	62,111	57,239

PAGE: 29 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

11.2     Investments in jointly controlled entities and associates (Parent company)

	03.31.2012	12.31.2011
Associates and jointly controlled entities
Petrochemical investments	6,277	6,226
Gas distributors	1,114	1,056
Guarani S.A.	844	847
Termoaçu S.A.	542	538
Petroritupano - Orielo	445	458
Nova Fronteira Bionergia S.A.	428	434
Petrowayu - La Concepción	321	330
Petrokariña - Mata	190	195
Distrilec S.A.	158	216
UEG Araucária	125	128
Transierra S.A.	121	122
Other associates and jointly controlled entities	1,532	1,468
	12,097	12,018
Other investments	227	230
	12,324	12,248

11.3     Investments in listed companies

				Quotation on stock
				exchange
	Lot of a thousand shares			(R$ per share)		Market value
Company	03.31.2012	12.31.2011	Type	03.31.2012	12.31.2011	03.31.2012	12.31.2011

Subsidiaries
Petrobras Argentina	678,396	678,396	Common	2.86	2.70	1,940	1,832
						1,940	1,832

Associates
Braskem	212,427	212,427	Common	12.50	11.78	2,655	2,502
Braskem	75,793	75,793	Preferred - A	14.45	12.80	1,095	970
						3,750	3,472

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

PAGE: 30 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

12     Property, plant and equipment

12.1     By type of asset

	Consolidated					Parent company
	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Expenditures on exploration & development. Production of oil and gas (producing fields)	Total	Total
Balance at December 31, 2010	8,756	97,174	138,578	35,587	280,095	189,775
Additions	169	2,730	53,690	3,139	59,728	42,222
Capitalized interest	-	-	7,325	-	7,325	5,788
Business combinations	-	-	24	-	24	-
Write-offs	(41)	(421)	(2,221)	(568)	(3,251)	(2,258)
Transfers	4,205	31,283	(40,294)	14,812	10,006	4,531
Depreciation, amortization and depletion	(799)	(9,769)	-	(6,566)	(17,134)	(12,344)
Impairment - provision	-	(91)	(276)	(391)	(758)	(473)
Impairment - reversal	3	27	-	66	96	61
Cumulative translation adjustment	66	3,548	1,733	789	6,136	-
Balance at December 31, 2011	12,359	124,481	158,559	46,868	342,267	227,302
Cost	16,865	195,977	158,559	97,671	469,072	321,469
Accumulated depreciation, amortization and depletion	(4,506)	(71,496)	-	(50,803)	(126,805)	(94,167)
Balance at December 31, 2011	12,359	124,481	158,559	46,868	342,267	227,302
Additions	14	810	13,601	489	14,914	10,932
Capitalized interest	-	-	1,740	-	1,740	1,262
Business combinations	-	-	-	-	-	-
Write-offs	(3)	(21)	(511)	(11)	(546)	(507)
Transfers	843	9,306	(12,780)	4,308	1,677	266
Depreciation, amortization and depletion	(213)	(2,748)	-	(1,668)	(4,629)	(3,288)
Impairment - provision	-	(1)	-	-	(1)	-
Cumulative translation adjustment	(23)	(1,056)	(448)	(228)	(1,755)	-
Balance at March 31, 2012	12,977	130,771	160,161	49,758	353,667	235,967
Cost	17,687	203,818	160,161	101,715	483,381	332,619
Accumulated depreciation, amortization and depletion	(4,710)	(73,047)	-	(51,957)	(129,714)	(96,652)
Balance at March 31, 2012	12,977	130,771	160,161	49,758	353,667	235,967

Weighted average of useful life in years	25 (25 to 40) excluding land	20 (3 to 31)		Unit of production method

(*)   It includes oil and gas exploration and development costs.

At March 31, 2012, the property, plant and equipment of Consolidated and the Parent company includes finance leases assets in the amount of R$ 226 and R$ 10,719, respectively (R$ 178 and R$ 10,921 at December 31, 2011).

PAGE: 31 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

13     Intangible assets

13.1       By type of asset

	Consolidated					Parent company
		Software				Total
	Rights and concessions	Acquired	Developed in-house	Goodwill	Total
Balance at December 31, 2010	78,952	320	1,361	906	81,539	78,042
Addition	829	110	336	19	1,294	411
Acquisition through business combination	-	-	-	4	4
Capitalized interest	-	-	36	-	36	36
Write-off	(286)	(5)	(12)	-	(303)	(172)
Transfers	22	19	(36)	(4)	1	(1)
Amortization	(138)	(113)	(341)	-	(592)	(430)
Impairment - provision	(2)	-	-	-	(2)	-
Accumulated translation adjustment	277	6		24	307
Balance at December 31, 2011	79,654	337	1,344	949	82,284	77,886
Cost	81,328	1,362	2,837	949	86,476	80,079
Accumulated amortization	(1,674)	(1,025)	(1,493)		(4,192)	(2,193)
Balance at December 31, 2011	79,654	337	1,344	949	82,284	77,886
Addition	36	30	47	-	113	73
Capitalized interest	-	-	8	-	8	8
Write-off	(58)	-	(4)	-	(62)	(42)
Transfers	6	11	(8)	(9)	-	(11)
Amortization	(38)	(24)	(68)	-	(130)	(84)
Accumulated translation adjustment	(69)	(2)	-	(6)	(77)	-
Balance at March 31, 2012	79,531	352	1,319	934	82,136	77,830
Cost	81,189	1,397	2,881	934	86,401	80,099
Accumulated amortization	(1,658)	(1,045)	(1,562)		(4,265)	(2,269)
Balance at March 31, 2012	79,531	352	1,319	934	82,136	77,830
Estimated useful life - years	25	5	5	Indefinite

At March 31, 2012, the Company's intangible assets include an Onerous Assignment agreement in the amount of R$ 74,808, entered into in 2010 between the Federal Government (assignor) and the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP (regulator and inspector), referring to the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of 5 billion oil equivalent barrels in up to 40 years, renewable for five years under certain conditions.

The agreement for concession of the rights establishes that at the time of the declaration of the commerciality of the reserves there will be a review of volumes and prices, based on independent technical reports.

If the review determines that the acquired rights reach an amount greater than that initially paid, the Company may pay the difference to the Federal Government, recognizing this difference as an intangible asset, or it may reduce the total volume acquired in the terms of the agreement. If the review determines that the acquired rights result in an amount lower than that initially paid by the Company, the Federal Government will reimburse the difference in legal tender or bonds, subject to the budgetary laws, resulting in a decrease in the intangible assets by the amount of the reimbursement.

PAGE: 32 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

When the effects of the abovementioned review become probable and measurable, the Company will make the respective adjustments to the purchase prices.

The agreement also establishes minimum commitments with respect to acquisition of goods and services from Brazilian suppliers in the exploration and development stages of production which will be subject to proof with ANP. In the event of non-compliance, ANP will be able to apply administrative and pecuniary sanctions established in the agreement.

13.2     Devolution of exploration areas to ANP

During the first quarter of 2012, the rights to the exploration blocks returned to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP) totaled R$ 38 (R$ 126 in the first quarter of 2011) and are the following:

•      Blocks - Exclusive concession of Petrobras:

-    Recôncavo basin: REC - T - 209.

•      Blocks in partnership (devolved by Petrobras or by its operators):

-    Campos basin: C-M-103, C-M-151.

-    Santos basin: S-M- 675, S-M-506.

13.3     Devolution to ANP of oil and natural gas fields operated by Petrobras

During the first quarter of 2012 there were no devolutions to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP) by Petrobras of rights to fields in the production stage.

PAGE: 33 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

14     Exploration activities and valuation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves. The amounts involved in these activities are:

	Consolidated
	03.31.2012	12.31.2011
Capitalized balances in assets
Intangible assets	78,062	78,167
Property, plant & equipment	20,136	19,623
Total assets	98,198	97,790

	Consolidated
	Jan-Mar/2012	Jan-Mar/2011
Exploration costs recognized in income
Expenses with geology and geophysics	426	337
Wells without economic viability (It includes dry wells and signing bonus)	545	538
Other exploration expenses	40	67
Total expenses	1,011	942
Cash used in activities
Operating activities	450	387
Investment activities	2,729	1,767
Total cash used	3,179	2,154

15     Trade accounts payable

	Consolidated
	03.31.2012	12.31.2011

Current liabilities
Third parties
In Brazil	10,545	12,259
Abroad	9,946	9,159
Related parties	875	834
	21,366	22,252

PAGE: 34 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

16     Loans and Financing

	Consolidated
	Current liabilities		Non-current
	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Abroad
Financial institutions	13,053	13,641	35,958	37,590
Bearer bonds - Notes, Global Notes and Bonds	515	803	51,598	39,441
Other	13	12	0	195
	13,581	14,456	87,556	77,226

In Brazil
Export Credit Notes	459	135	12,985	12,982
BNDES	1,259	1,719	36,527	37,385
Debentures	1,903	1,853	919	993
FINAME	94	79	715	731
Bank Credit Certificate	232	51	3,622	3,606
Other	452	591	3,607	3,482
	4,399	4,428	58,375	59,179
	17,980	18,884	145,931	136,405

Interest on debt	1,468	1,648
Current portion of the long-term debt	6,769	6,921
Current debt	9,743	10,315
	17,980	18,884

16.1     Maturities of the principal and interest of the debt in non-current liabilities

03.31.2012
Consolidated
2013	4,565
2014	8,068
2015	11,528
2016	24,518
2017	15,247
2018 and thereafter	82,005
Total	145,931

PAGE: 35 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

16.2     Interest rates for debt in non-current liabilities

	Consolidated
	03.31.2012	12.31.2011
Abroad
Up to 6% p.a.	66,282	59,202
From 6 to 8% p.a.	18,292	15,729
From 8 to 10% p.a.	2,783	2,211
From 10 to 12% p.a.	61	63
More than 12% p.a.	138	21
	87,556	77,226

In Brazil
Up to 6% p.a.	5,277	5,383
From 6 to 8% p.a.	31,575	32,311
From 8 to 10% p.a.	3,577	3,621
From 10 to 12% p.a.	17,751	17,672
More than 12% p.a.	195	192
	58,375	59,179
	145,931	136,405

16.3     Balances per currencies in non-current liabilities

	Consolidated
	03.31.2012	12.31.2011
US dollars	78,835	68,012
Japanese Yen	2,390	2,897
Euro	4,683	4,681
Real (*)	58,031	58,824
Pound Sterling	1,992	1,991
	145,931	136,405

* On March 31, 2012, includes US$ 25,213 in debt in local currency parameterized to the variation of the US dollar.

The hedges, contracted for coverage of Notes issued abroad in foreign currencies and the fair value of the long-term loans are disclosed in notes 31 and 32, respectively.

16.4          Weighted average rate for capitalization of interest

The weighted average rate of the financial charges on the debt, used for capitalization of interest on the balance of works in progress, was 4.36% p.a. in the first quarter of 2012 (5.27% p.a. in the first quarter of 2011).

PAGE: 36 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

16.5          Capital marketing funding

The loans and the financing are intended, mainly, for the development of oil and gas production projects, the building of ships and pipelines, and the expansion of industrial units.

The main long-term raising of capital carried out in the first quarter of 2012 is presented as follows:

a)        Abroad

Company	Date	Amount	Maturity	Description
PifCo	Feb-12	12,029	2015, 2017, 2021, 2041	Global notes issued in the amounts of US$ 1,250, US$ 1,750, US$ 2,750 and US$ 1,250 with coupons of 2.875%, 3.500%, 5.375% and 6.750%, respectively.

b)        In Brazil

Company	Date	Amount	Maturity	Description
Fundo de Investimento Imobiliário RB Logística	Jan-12	409	2023, 2026 and 2028	Issuance of real state credit notes for the construction of a laboratory and an administrative building - IPCA + average spread of 5.3% p.a.

16.6          Funding in the banking market

a)   Abroad

		Amount in US$ million
Company	Agency	Contracted	Used	Balance
Petrobras	China Development Bank	10,000	7,000	3,000
PNBV	Citibank International PLC	686	343	343
PNBV	HSBC Bank PLC	1,000		1,000

PAGE: 37 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

b)   In Brazil

Company	Agency	Contracted	Used	Balance
Transpetro (*)	BNDES, Banco do Brasil and Caixa Econômica Federal - CEF	9,005	754	8,251
REFAP	BNDES	1,109	285	824
Petrobras	Caixa Econômica Federal - CEF	300		300

(*)    Agreements were entered into for purchase and sale of 41 ships and 20 convoy vessels with 6 Brazilian shipyards in the amount of R$ 10,006, where 90% is financed by BNDES, Banco do Brasil and Caixa Econômica Federal - CEF

16.7       Guarantees

Petrobras is not required to provide guarantees to financial institutions. There are loans obtained from BNDES which are secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

The loans obtained by specific purpose entities (SPE) are guaranteed by the assets of the projects, as well as lien of credit rights and shares of the SPEs.

17     Leases

17.1     Minimum receipts/payments of finance leases

	03.31.2012
	Consolidated
	Minimum receipts	Minimum payments

2012	307	38
2013 - 2016	1,317	157
2017 and thereafter	4,099	323
Estimated receipts/payments of commitments	5,723	518

Less amount of annual interest	(2,267)	(293)

Present value of the minimum receipts/payments	3,456	225
Current	148	38
Non-current	3,308	187
At March 31, 2012	3,456	225

Current	225	82
Non-current	2,848	183
At December 31, 2011	3,073	265

PAGE: 38 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

17.2     Future minimum payments of operating leases

03.31.2012
Consolidated
2012	19,445
2013 - 2016	62,596
2017 and thereafter	42,128
At March 31, 2012	124,169

At December 31, 2011	104,132

In the first quarter of 2012, the Company paid an amount of R$ 3,819 in the Consolidated related to operating leases.

18     Related parties

18.1          Commercial transactions and other operations

Petrobras carries out commercial transactions with its subsidiaries, special purpose entities and associates on market prices under normal market conditions. At March 31, 2012 and December 31, 2011, losses were not expected on the realization of these accounts receivable.

18.1.1    By account

	Parent company
	Jan - Mar/2012	03.31.2012
		Assets			Liabilities
	Result	Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
Result
Operating income, mainly from sales	30,529
Exchange and monetary variations, net	(701)
Financial income (expenses), net	(75)

Assets
Trade accounts receivable		12,835	9,828	22,663
Accounts receivable, mainly from sales		11,012	-	11,012
Dividends receivable		1,823	-	1,823
Intercompany operations			7,324	7,324
Advance for capital increase			942	942
Amounts related to construction of gas pipeline			782	782
Reimbursement receivable			349	349
Other operations			431	431

Liabilities
Financial leases					(2,007)	(7,199)	(9,206)
Financing on credit operations					-	(2,164)	(2,164)
Intercompany operations					-	(12,776)	(12,776)
Accounts payable to suppliers					(12,858)	-	(12,858)
Purchases of oil and oil products					(10,022)	-	(10,022)
Affreightment of platforms					(2,312)	-	(2,312)
Advance from clients					(511)	-	(511)
Other					(13)	-	(13)
Other operations					(139)	(267)	(406)

	29,753	12,835	9,828	22,663	(15,004)	(22,406)	(37,410)

As of March 31, 2011	25,178
As of December 31, 2011		14,306	11,840	26,146	(12,389)	(9,837)	(22,226)

PAGE: 39 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

18.1.2 By company

	Parent company
	Jan-Mar/2012	03.31.2012
		Assets			Liabilities
	Result	Current	Non-current liabilities	Total	Current	Non-current liabilities	Total
Subsidiaries (*)
BR Distribuidora	17,519	2,656	30	2,686	(258)	(17)	(275)
PIB-BV Holanda	6,161	4,989	5,951	10,940	(4,618)	(12,967)	(17,585)
Gaspetro	1,395	1,879	782	2,661	(1,337)	-	(1,337)
Downstream	373	137	132	269	(253)	-	(253)
Transpetro	146	709	-	709	(680)	-	(680)
PifCo	73	43	3	46	(2,682)	(1,718)	(4,400)
PNBV	70	57	16	73	(2,476)	-	(2,476)
Thermoelectric power plants	56	192	221	413	(114)	(645)	(759)
Refinaria Abreu e Lima	55	252	930	1,182	-	-	-
Breitener Energética	21	-	437	437	-	-	-
Brasoil	(246)	-	358	358	(174)	(446)	(620)
Other subsidiaries	161	560	843	1,403	(848)	(1,659)	(2,507)
	25,784	11,474	9,703	21,177	(13,440)	(17,452)	(30,892)

Specific purpose entities (SPE)
PDET Off Shore	(20)	-	61	61	(305)	(1,152)	(1,457)
CDMPI	(15)	-	-	-	(184)	(2,301)	(2,485)
NTN	(9)	441	50	491	(450)	(789)	(1,239)
NTS	(6)	436	7	443	(509)	(653)	(1,162)
	(50)	877	118	995	(1,448)	(4,895)	(6,343)

Associates	4,019	484	7	491	(116)	(59)	(175)

	29,753	12,835	9,828	22,663	(15,004)	(22,406)	(37,410)

(*)     It includes its subsidiaries and jointly controlled entities.

18.1.3 Rates of intercompany loans

	Parent company
	Assets		Liabilities
	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Up to 7%	6,017	9,103	(12,776)
Fom 7% to 10%	167
From 10% to 13%	618	276
More than 13%	522	529
	7,324	9,908	(12,776)

PAGE: 40 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

18.2    Non standard credit rights investment fund (FIDC-NP)

The Parent Company has resources invested in the non standard credit right investment fund (FIDC-NP) which are mainly earmarked for the acquisition of performing and/or non-performing credit rights of operations performed by subsidiaries of the Petrobras System. The balances of the Parent Company's operations with the nonstandard credit right investment fund (FIDC-NP) are as follows:

	Parent company
	03.31.2012	12.31.2011
Financial investments	7,418	2,474
Marketable securities	13,556	6,840
Financial charges to be allocated	369	153
Assignments of performing rights	(817)	(681)
Total classified in current assets	20,526	8,786

Assignments of non-performing rights	(15,993)	(9,639)
Total classified in current liabilities	(15,993)	(9,639)

	Jan-Mar/2012	Jan-Mar/2011
Financial income FIDC-NP	172	65
Financial expenses FIDC-NP	(393)	(314)
Financial result	(221)	(249)

18.3    Guarantees granted

The financial operations carried out by these subsidiaries and guaranteed by Petrobras present the following balances pending settlement:

Maturity date of the loans	03.31.2012						12.31.2011
	PNBV	PifCo	PIB-BV	Ref. Abreu e Lima	TAG	Total	Total
2012	2,855	4,737				7,592	8,003
2013	77	682				759	782
2014	450	1,117				1,567	1,612
2015	2,200	2,278				4,478	2,264
2016	3,325	7,510				10,835	11,213
2017	2,312	3,681	547			6,540	3,468
2018 onwards	14,067	36,739	478	9,494	13,538	74,316	67,025
	25,286	56,744	1,025	9,494	13,538	106,087	94,367

18.4    Investment fund of subsidiaries abroad

At March 31, 2012, the subsidiaries PifCo and Brasoil had amounts invested abroad in an investment fund that held, amongst others, debt securities of companies of the Petrobras System and a specific purpose entity related to the Company's projects, mainly the CLEP, Malhas and Marlim Leste (P-53) and Gasene projects, equivalent to R$ 13,965 (R$ 14,527 at December 31, 2011). These amounts refer to the consolidated companies and were offset against the balance of debt in current and non-current liabilities.

PAGE: 41 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

18.5    Transactions with jointly controlled entities, associates, government entities and pension funds

Significant transactions resulted in the following balances:

	Consolidated
	03.31.2012		12.31.2011
	Assets	Liabilities	Assets	Liabilities

Jointly controlled entities and associates	1,672	1,031	1,314	783
Gas distributors	848	394	876	355
Braskem and its subsidiaries	482	174	163	134
Other jointly controlled entities and associates	342	463	275	294
	0	0	0	0
Government entities and pension funds	50,544	65,983	41,934	67,795
Government bonds	33,578	-	26,486	-
Banco do Brasil S.A. (BB)	9,296	11,960	8,066	11,822
Restricted deposits for legal proceedings and guarantees (CEF and BB)	3,217	-	3,175	-
Electricity sector (note 18.5.1)	3,035	-	2,952	-
Petroleum and alcohol account - Receivable from Federal government (note 18.5.2)	833	-	832	-
BNDES	6	39,404	7	40,891
Caixa Econômica Federal (CEF)	1	8,106	1	8,184
Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP)	-	4,189	-	3,869
Federal government - Proposed dividends and interest on shareholders' equity	-	1,371	-	1,119
Petros (Pension fund)	-	123	-	353
Other	578	830	415	1,557
	-	-	-	-
	52,216	67,014	43,248	68,578
	-	-	-	-
Current	42,103	12,386	33,267	11,678
Non-current	10,113	54,628	9,981	56,900

18.5.1   Receivables from the electricity sector

The Company has receivables from the electricity sector related to a supplying of fuel to thermoelectric power stations, direct and indirect subsidiaries of Eletrobras, located in the northern region of Brazil. Part of the costs for supplying fuel to these thermoelectric power stations is borne by funds from the Fuel Consumption Account (CCC), managed by Eletrobras.

The Company also supplies fuel to Independent Power Producers (PIE), companies created for the purpose of producing power exclusively for Amazonas Distribuidora de Energia S.A. - ADESA, a direct subsidiary of Eletrobras, whose payments for supplying fuel depend directly on the forwarding of funds from ADESA to these Independent Power Producers.

The balance of these receivables at March 31, 2012 was R$ 3,035 (R$ 2,952 at December 31, 2011), of which R$ 2,566 was overdue (R$ 2,426 at December 31, 2011).

The Company has made systematic collections from the debtors and Eletrobras, itself, and partial payments have been made.

PAGE: 42 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

18.5.2   Petroleum and alcohol accounts - STN

At March 31, 2012, the balance of the account was R$ 833 (R$ 832 at December 31, 2011) and this balance can be settled by the Federal Government by issuing National Treasury Notes in an amount equal to the final balance for the settling of accounts with the Federal Government, in accordance with what is established in Provisional Measure 2,181, of August 24, 2001, or through offsetting against other amounts that Petrobras may be owing the Federal Government at the time, including tax related amounts or a combination of the foregoing operations.

Aiming at concluding the settlement of accounts with the Federal Government, Petrobras provided all the information required by the Secretary of the National Treasury Office (STN) seeking to settle the differences still existing between the parties.

As the Company considers that the negotiation process between the parties at the administrative level has been exhausted, the Company decided on judicial collection of the aforementioned credit and, accordingly, it filed a lawsuit in July 2011.

18.6       Remuneration of the Company's key personnel

The total remuneration of short-term benefits for the Company’s officers during the first quarter of 2012 was R$ 4.0 referring to eight officers and nine board members (R$ 2.9 in the first quarter of 2011 referring to seven officers and nine board members).

The fees for the executive board and the board of directors in the first quarter of 2012 in the consolidated totaled R$ 12.7 (R$ 10.5 in the first quarter of 2011).

As established in Federal Law 12353/2010, the Board of Directors of Petrobras is now composed of 10 members, after ratification of the employees’ representative in the Annual General Meeting of March 19, 2012.

19     Provisions for decommissioning costs

	Consolidated
Non-current liabilities	03.31.2012	12.31.2011
Opening balance	8,839	6,505
Revision of provision	12	2.455
Payments	(68)	(488)
Updating of interest	63	210
Other	(22)	157
Closing balance	8,824	8,839

PAGE: 43 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

20    Taxes

20.1    Recoverable taxes

	Consolidated
Current assets	03.31.2012	12.31.2011
Taxes in Brazil:
ICMS	2,942	3,186
PIS/COFINS	5,376	5,146
CIDE	163	144
Income tax	2,064	2,251
Social contribution	381	615
Other taxes	418	422

	11,344	11,764
Taxes abroad	836	1,082
	12,180	12,846

20.2    Taxes payable

	Consolidated
Current liabilities	03.31.2012	12.31.2011
ICMS	2,037	2,178
PIS/COFINS	674	579
CIDE	475	477
Special participation / Royalties	5,497	5,190
Withholding income tax and social contribution	451	831
Current income tax and social contribution	707	494
Other taxes	1,128	1,220
	10,969	10,969

20.3    Deferred income tax and social contribution - non-current

x	Consolidated
	03.31.2012	12.31.2011

Non-current assets
Deferred income tax and social contribution	7,749	8,042
Deferred ICMS	2,010	2,199
Deferred PIS and COFINS	6,046	6,543
Other	510	472
	16,315	17,256
Non-current liabilities		0
Deferred income tax and social contribution	35,588	33,230
Other	14	38
	35,602	33,268

PAGE: 44 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

20.4    Deferred income tax and social contribution

Income taxes in Brazil comprise income tax and the social contribution on net income, where the applicable official rates are 25% and 9%, respectively.

The changes in the deferred income tax and social contribution are presented as follows:

	Consolidated
	Property, plant & equipment		Acounts receivable / payable, loans and financing
	Exploration costs for the extraction of crude oil and gas	Other		Financial leases	Provision for legal proceedings	Tax losses	Inventories	Interest on shareholders' equity	Other	Total
Balance at December 31, 2010	(17,482)	(1,897)	(1,852)	(1,123)	497	711	841	754	53	(19,498)
Recognized in the results for the year	(3,854)	(2,321)	815	(201)	150	(57)	349	133	(1,171)	(6,157)
Recognized in shareholders' equity	-	-	-	44	-	-	-	-	(50)	(6)
Cumulative translation adjustment	-	(100)	(6)	-	15	32	-	-	(76)	(135)
Other	-	186	246	(303)	(33)	(42)	-	-	554	608
Balance at December 31, 2011	(21,336)	(4,132)	(797)	(1,583)	629	644	1,190	887	(690)	(25,188)

Recognized in the results for the year	(1,184)	(543)	(440)	(46)	(88)	2	(70)	0	36	(2,333)
Recognized in shareholders' equity	0	0	0	0	0	0	0	0	(73)	(73)
Cumulative translation adjustment	0	(2)	0	0	(1)	(8)	0	0	27	16
Other			(140)	(49)	22	0	0	0	(94)	(261)
Balance at March 31, 2012	(22,520)	(4,677)	(1,377)	(1,678)	562	638	1,120	887	(794)	(27,839)

							Deferred tax assets			8,042
							Deferred tax liabilities			(33,230)
							At December 31, 2011			(25,188)

							Deferred tax assets			7,749
							Deferred tax liabilities			(35,588)
							At March 31, 2012			(27,839)

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on projections that have been made.

PAGE: 45 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

20.5    Reconciliation of income tax and social contribution on income

The reconciliation of the taxes calculated in accordance with statutory rates and the amount of taxes recorded are presented as follows:

	Consolidated
	Jan-Mar/2012	Jan-Mar/2011
Income before income taxes	12,372	14,777

Income tax and social contribution at statutory rates (34%)	(4,207)	(5,024)
	-	-
Adjustments for calculation of the effective rate:

• Credit resulting from inclusion of interest on shareholders' equity as operating expenses	887	887
	-	-
• Results of companies abroad with different rates	302	643

• Tax incentives	15	20

• Tax losses	(94)	(84)

• Permanent exclusions/(additions), net*	(79)	(2)

• Tax credits of companies abroad in the exploration stage	-	(8)

• Other	232	(19)
Income tax and social contribution expense	(2,944)	(3,587)

Deferred income tax and social contribution	(2,331)	(2,368)
Current income tax and social contribution	(613)	(1,219)

	(2,944)	(3,587)

Effective rate for income tax and social contribution	23.8%	24.3%

(*)     It includes equity accounting.

21     Employee benefits

The Company sponsors defined benefit and variable contribution pension plans, in Brazil and abroad, and has a health care plan, with defined benefits, that covers all present and retired employees of the companies in Brazil and their dependents.

PAGE: 46 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

The changes in the benefits granted to employees are presented as follows:

	Consolidated
	Pension Plan	Health Care Plan	Total
Balance at December 31, 2010	4,795	11,786	16,581
Costs incurred in the year	1,047	1,846	2,893
Payment of contributions	(514)	(611)	(1,125)
Payment of the financial commitment agreement	(290)	0	(290)
Other	21	0	21
Balance at December 31, 2011	5,059	13,021	18,080

Current	776	651	1,427
Non-current	4,283	12,370	16,653
	5,059	13,021	18,080
	0	0	0
	0	0	0
Costs incurred in the year	480	526	1,006
Payment of contributions	(144)	(157)	(301)
Other	(4)	2	(2)
Balance at March 31, 2012	5,391	13,392	18,783

Current	848	651	1,499
Non-current	4,543	12,741	17,284
	5,391	13,392	18,783

The net expenditure with the pension and health care plans includes the following components:

	Consolidated
	Pension plan
	Defined benefit	Variable contribution	Health care plan	Total

Current service cost	103	122	72	297
Cost of interest:	-	-	-	-
· With financial commitment agreement	147	-	-	147
· Actuarial	1,589	42	436	2,067
Estimated income from the plan's assets	(1,496)	(13)	-	(1,509)
Amortization of unrecognized actuarial losses	103	5	17	125
Contributions by participants	(105)	(26)	-	(131)
Unrecognized past service cost	6	1	1	8
Other	2	-	-	2
Net cost in Jan-Mar / 2012	349	131	526	1,006
	0	0	0	0
Portion with respect to participants:	0	0	0	0
Active	170	128	200	498
Inactive	179	3	326	508
Net cost in Jan-Mar / 2012	349	131	526	1,006
Net cost in Jan-Mar / 2011	168	92	462	722

PAGE: 47 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

At March 31, 2012, the balances of the Terms of Financial Commitment, signed by the Company and Petros in 2008, totaled R$ 5,222, of which R$ 126 in interest falls due in 2012. On the same date, the Company held long-term National Treasury Notes in the amount of R$ 5,619, which will be held in the Company's portfolio as a guarantee for the Financial Commitment Agreements.

In the first quarter of 2012, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 118.

22     Shareholders’ Equity

22.1    Paid in capital

At March 31, 2012, subscribed and fully paid-in capital amounting to R$ 205,392 is represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Capital increase with reserves in 2012

The Extraordinary General Shareholders' Meeting held jointly with the General Shareholders' Meeting on March 19, 2012, approved the Company's capital increase from R$ 205,380 to R$ 205,392, through capitalization of part of the tax incentive profit reserve established in 2011 in the amount of R$ 12, in compliance with article 35, paragraph 1, of Ordinance 2,091/07 of the Government Minister for National Integration. This capitalization was made without issuing new shares, pursuant to article 169, paragraph 1, of Law No. 6,404/76.

Amendment of the Company’s By-Laws

The Extraordinary General Shareholders' meeting, held on February 28, 2012, approved the amendments of the Company's By-Laws as follows:

a) Changed the wording of the heading of article 20 of the By-Laws in order to increase the number of members of the Executive Board from one President and six Officers to one President and seven Officers; and

b) Changed the sole paragraph of article 36 of the By-Laws in order to provide that in the event of a tie in a resolution of the Executive Board deliberation, its President has the deciding vote, replacing the expression "may exercise" by the term "Shall Exercise".

22.2    Dividends

a)        Dividends - fiscal year 2011

The Annual General Shareholders' Meeting held on March 19, 2012 approved dividends referring to 2011, in the amount of R$ 12,001, corresponding to 38.25% of the basic profit for dividend purposes and R$ 0.92 per common and preferred, without distinction, which comprise the capital.

PAGE: 48 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

These dividends include interest on shareholders' equity in the total amount of R$ 10,436 and are being distributed as follows:

Payment	Date of approval by Board of Directors	Date shareholder position	Date of payment	Amount of payment	Gross amount per share (ON and PN) (R$)
1st payment of interest on shareholders' equity	04.29.2011	05.11.2011	05.31.2011	2,609	0.20
2nd payment of interest on shareholders' equity	07.22.2011	08.02.2011	08.31.2011	2,609	0.20
3rd payment of interest on shareholders' equity	10.28.2011	11.11.2011	11.30.2011	2,609	0.20
4th payment of interest on shareholders' equity	12.22.2011	01.02.2012	02.29.2012	2,609	0.20
Dividends	02.09.2012	03.19.2012	05.18.2012	1,565	0.12
				12,001	0.92

The payments of interest on shareholders' equity distributed in advance in 2011 were discounted from the dividends proposed for this year and corrected by the benchmark (SELIC) rate from the date of their payment until December 31, 2011. The balances of the dividends are being monetarily restated as from December 31, 2011 until the date of payment, in accordance with the variation of the SELIC rate.

b)   Interest on shareholders' equity - fiscal year 2012

The Company’s Board of Directors approved on April 27, 2012, the early distribution of remuneration to shareholders in the form of interest on shareholders’ equity, as established in article 9 of Law 9,249/95 and Decrees 2,673/98 and 3,381/00, in the amount of R$ 2,609,, corresponding to a gross value of R$ 0.20 per common and preferred shares, to be paid up to June 30, 2012, based on the shareholding position of May 11, 2012.

This interest on shareholders' equity should be discounted from the remuneration that will be distributed on the closing of fiscal year 2012. The amount will be monetarily restated in accordance with the variation of the SELIC rate since the date of effective payment until the end of the aforementioned fiscal year.

The interest on shareholders’ equity is subject to 15 % of withholding income tax, except for shareholders that are declared immune or exempt.

22.3    Earnings per share

	Consolidated		Parent company
	Jan-Mar/2012	Jan-Mar/2011	Jan-Mar/2012	Jan-Mar/2011
Net income attributable to Petrobras' shareholders	9,214	10,985	9,066	10,845
Weighted average of the number of common and preferred shares outstanding (No of Shares)	13,044,496,930	13,044,496,930	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (R$ per share)	0.71	0.84	0.69	0.84

PAGE: 49 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

23     Sales revenue

	Consolidated
	Jan-Mar/2012	Jan-Mar/2011

Gross sales revenue	81,463	68,530
Sales charges	(15,329)	(14,172)
Sales revenues	66,134	54,358

24     Expenses by nature

	Consolidated
	Jan-Mar/2012	Jan-Mar/2011

Raw material / products purchased	(26,472)	(20,600)
Government interest	(8,066)	(6,257)
Personnel expenses	(5,282)	(4,691)
Depreciation, depletion and amortization	(4,749)	(3,538)
Finished goods and work in progress inventories	947	4,062
Contracted services, freights, rents and general charges	(8,725)	(9,175)
Wells without economic viability (It includes dry wells and signing bonus)	(545)	(538)
Taxes expenses	(148)	(245)
Losses with judicial and administrative procedures	(364)	(48)
Institutional relations and cultural projects	(356)	(270)
Unscheduled stoppages and pre-operating expenses	(341)	(475)
Corporate expenditures on safety, environment and health	(119)	(196)
Adjustment to market value of inventories	(142)	(70)
Impairment	(1)	1
	(54,363)	(42,040)

Cost of sales	(45,890)	(34,469)
Selling expenses	(2,353)	(2,084)
Administrative and general expenses	(2,200)	(1,948)
Exploration costs	(1,011)	(942)
Research and development expenses	(518)	(492)
Other taxes	(148)	(245)
Other operating income and expenses, net	(2,243)	(1,860)
	(54,363)	(42,040)

PAGE: 50 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

25     Other operating expenses, net

	Consolidated
	Jan-Mar/2012	Jan-Mar/2011

Pension and health care plans	(508)	(391)
Losses and contingencies with judicial proceedings	(364)	(48)
Institutional relations and cultural projects	(356)	(270)
Unscheduled stoppages and pre-operating expenditures	(341)	(475)
Adjustment to market value of inventories	(142)	(70)
Corporate expenditures on safety, environment and health	(119)	(196)
Operating expenses with thermoelectric power stations	(63)	(19)
Impairment	(1)	1
Gains on disposal of non-current assets	97	(17)
Government grants	68	61
E&P joint-arrangement charge/refund	7	(32)
Other	(521)	(404)
	(2,243)	(1,860)

26     Net financial result

	Consolidated
	Jan-Mar/2012	Jan-Mar/2011

Exchange and monetary variation on net debt (*)	636	755
Expenses on debt	(2,271)	(1,907)
Income from investments and marketable securities	926	1,278
Financial result on net debt	(709)	126

Capitalized financial charges	1,748	1,773
Gains (losses) on hedges	(197)	(234)
Income from marketable securities	162	255
Other financial expenses and income, net	(37)	(75)
Other exchange and monetary variations, net	(502)	203
Financial income (expenses), net	465	2,048

Financial income (expenses), net (**)
Income	1,196	1,766
Expenses	(865)	(676)
Exchange and monetary variations, net	134	958
	465	2,048

(*)     Monetary variation on debt in local currency parameterized to the variation of the US dollar.

(**)   Pursuant to item 3.06 of the income statement.

PAGE: 51 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

27     Supplementary information on the statement of cash flows

	Consolidated
	Jan-Mar/2012	Jan-Mar/2011
Amounts paid and received during the period
Income tax and social contribution	246	573
Withholding income tax	1,574	933

Investment and financing transactions not involving cash
Formation of provision for decommissioning costs	12	5

PAGE: 52 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

28     Segment reporting

	Exploration	Refining,	Gas
	and	Transportation	&
Assets	Production	& Marketing	Power	Biofuel	Distribution	International	Corporate	Eliminations	Total

Current assets	10,252	41,752	4,855	234	7,830	7,155	67,731	(13,435)	126,374
Non-current assets	259,536	123,429	47,991	2,179	7,052	27,047	22,745	(535)	489,444
Long-term receivables	8,215	8,372	3,148	35	1,325	4,849	15,908	(535)	41,317
Investiment	29	6,373	2,301	1,616	33	1,778	194	-	12,324
Property, plant and equipment, net	174,801	108,384	41,811	528	4,893	17,529	5,721	-	353,667
Intangible assets	76,491	300	731	-	801	2,891	922	-	82,136

At March 31, 2012	269,788	165,181	52,846	2,413	14,882	34,202	90,476	(13,970)	615,818

Consolidated assets by business segments - 12.31.2011

Current assets	10,537	41,203	4,707	239	7,956	8,272	61,886	(13,636)	121,164
Non-current assets	254,164	116,982	47,150	2,180	6,835	28,167	23,138	(630)	477,986
Long-term receivables	7,766	7,910	3,050	32	1,243	5,465	16,351	(630)	41,187
Investiment	23	6,306	2,160	1,612	84	1,873	190	-	12,248
Property, plant and equipment, net	169,833	102,473	41,208	536	4,709	17,842	5,666	-	342,267
Intangible assets	76,542	293	732	-	799	2,987	931	-	82,284

At December 31, 2011	264,701	158,185	51,857	2,419	14,791	36,439	85,024	(14,266)	599,150

PAGE: 53 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

Consolidated Statement of Income per Business Area - 2012

	Jan-Mar/2012
	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Biofuel	Distribution	International	Corporate	Eliminations	Total

Sales revenues	36,237	55,027	4,420	184	18,274	8,363	-	(56,371)	66,134
Intersegments	36,199	17,127	584	151	371	1,939	0	(56,371)	0
Third parties	38	37,900	3,836	33	17,903	6,424	0	0	66,134
Cost of sales	(15,535)	(59,957)	(2,913)	(186)	(16,731)	(6,408)	0	55,840	(45,890)
Gross profit	20,702	(4,930)	1,507	(2)	1,543	1,955	0	(531)	20,244
Income (expenses)	(1,856)	(2,171)	(518)	(49)	(991)	(508)	(2,445)	65	(8,473)
Selling, administrative and general expenses	(235)	(1,527)	(411)	(30)	(1,000)	(404)	(1,011)	65	(4,553)
Exploration costs	(920)	0	0	0	0	(91)	0	0	(1,011)
Research and development expenses	(263)	(93)	(7)	(13)	(2)	0	(140)	0	(518)
Other taxes	(23)	(25)	0	(1)	(13)	(38)	(48)	0	(148)
Other operating income and expenses, net	(415)	(526)	(100)	(5)	24	25	(1,246)	0	(2,243)
Income before financial results, profit sharing and income taxes	18,846	(7,101)	989	(51)	552	1,447	(2,445)	(466)	11,771
Financial income (expenses), net	0	0	0	0	0	0	465	0	465
Equity in results of non-consolidated companies	1	88	82	(11)	0	(13)	(11)	0	136
Income before income taxes	18,847	(7,013)	1,071	(62)	552	1,434	(1,991)	(466)	12,372
Income tax and social contribution	(6,407)	2,414	(336)	18	(188)	(416)	1,813	158	(2,944)
Net income	12,440	(4,599)	735	(44)	364	1,018	(178)	(308)	9,428
Net income attributable to:
Shareholders of Petrobras	12,444	(4,599)	707	(44)	364	990	(340)	(308)	9,214
Non-controlling interests	(4)	0	28	0	0	28	162	0	214
	12,440	(4,599)	735	(44)	364	1,018	(178)	(308)	9,428

PAGE: 54 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

Consolidated Statement of Income per Business Area - 2011

	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Biofuel	Distribution	International	Corporate	Eliminations	Total

Sales revenues	28,042	44,243	3,637	153	16,698	6,970	-	(45,385)	54,358
Intersegments	28,005	14,695	517	131	307	1,730	-	(45,385)	-
Third parties	37	29,548	3,120	22	16,391	5,240	-	-	54,358
Cost of sales	(12,210)	(43,172)	(2,471)	(171)	(15,230)	(5,249)	-	44,034	(34,469)
Gross profit	15,832	1,071	1,166	(18)	1,468	1,721	-	(1,351)	19,889
Income (expenses)	(1,691)	(1,586)	(575)	(44)	(908)	(860)	(1,985)	78	(7,571)
Selling, administrative and general expenses	(189)	(1,228)	(452)	(33)	(911)	(381)	(893)	55	(4,032)
Exploration costs	(858)	-	-	-	-	(84)	-	-	(942)
Research and development expenses	(283)	(88)	(15)	-	(2)	-	(104)	-	(492)
Other taxes	(21)	(25)	(25)	-	(12)	(57)	(105)	-	(245)
Other operating income and expenses, net	(340)	(245)	(83)	(11)	17	(338)	(883)	23	(1,860)
Income before financial results, profit sharing and income taxes	14,141	(515)	591	(62)	560	861	(1,985)	(1,273)	12,318
Financial income (expenses), net	-	-	-	-	-	-	2,048	-	2,048
Equity in results of non-consolidated companies	-	240	120	29	2	20	-	-	411
Income before income taxes	14,141	(275)	711	(33)	562	881	63	(1,273)	14,777
Income tax and social contribution	(4,808)	175	(201)	21	(190)	(49)	1,032	433	(3,587)
Net income	9,333	(100)	510	(12)	372	832	1,095	(840)	11,190
Net income attributable to:
Shareholders of Petrobras	9,326	(94)	518	(12)	372	836	879	(840)	10,985
Non-controlling interests	7	(6)	(8)	-	-	(4)	216	-	205
	9,333	(100)	510	(12)	372	832	1,095	(840)	11,190

PAGE: 55 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information (Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

Consolidated Statement per International Business Area

	Jan-Mar/2012
	Exploration	Refining,	Gas
Income statement	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total
Sales revenues	2,617	4,168	249	2,301	-	(972)	8,363
Intersegments	1,905	988	16	2	-	(972)	1,939
Third parties	712	3,180	233	2,299	-	-	6,424

Income before financial results, profit sharing and income taxes	1,370	66	39	61	(83)	(6)	1,447

Net income attributable to shareholders of Petrobras	966	68	17	56	(111)	(6)	990

	Jan-Mar/2011
	Exploration	Refining,	Gas
Income statement	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total
Sales revenues	2,108	3,698	229	2,032	-	(1,097)	6,970
Intersegments	1,765	1,038	19	16	-	(1,108)	1,730
Third parties	343	2,660	210	2,016	-	11	5,240

Income before financial results, profit sharing and income taxes	808	217	57	(35)	(186)	-	861

Net income attributable to shareholders of Petrobras	748	221	67	(40)	(160)	-	836

	Exploration	Refining,	Gas
	and	Transportation	&
	Production	& Marketing	Power	Distribution	Corporate	Eliminations	Total
Total assets

At 03.31.2012	25,915	6,271	1,418	1,924	2,904	(4,230)	34,202

At 12.31.2011	27,358	6,365	1,742	1,889	3,412	(4,327)	36,439

PAGE: 56 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

29     Legal proceedings and contingencies

The Company is defendant in numerous legal proceedings of a tax, civil, labor and environmental nature, arising from the normal course of its operations. The classification of the lawsuits in accordance with the expectation of loss as probable, possible or remote, as well as their estimated amounts, is prepared based on advice from its legal advisors and management's best judgment.

29.1      Provisions for legal proceedings

The Company recorded provisions in an amount sufficient to cover the losses considered as probable and that could be reasonably estimated. Among which, the main proceedings are related to income tax withheld at source for issuing securities abroad, losses and damages as result of the cancellation of an assignment of an federal VAT (IPI) credits to a third party; and indemnifications for fishermen cruising out of an oil spillage that occurred in Rio de Janeiro in January 2000.

The Federal Public Attorney’s Office and the Public Attorney’s Office of the State of Paraná filed lawsuits against Petrobras with respect to compensation for pain and suffering, financial damages and environmental recovery due to oil spillages: (i) at Terminal São Francisco do Sul – Refinaria Presidente Vargas, on July 16, 2000, where the amount of R$ 65 was recorded as a provision in 2011, through an estimate; and (ii) in the Araucária – Paranaguá polyduct (OLAPA), at the headwaters of Rio do Meio (the Meio river), in the town of Morretes – PR, on February 16, 2001: which resulted in a reconciliation agreement signed on April 26, 2012, with a provision in March 2012 in the updated amount of R$ 106.

The amounts recorded as provisions, net of restricted deposits for legal proceedings, are as follows:

	Consolidated		Parent company
Non-current liabilities	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Labor claims	302	290	218	202
Tax claims	720	661	63	12
Civil claims (*)	306	298	168	161
Other claims	222	112	171	62
	1,550	1,361	620	437

(*) Net of deposits in court, when applicable.

	Consolidated		Parent company
	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Opening balance	1,361	1,265	437	425
Addition of provision	315	534	287	335
Reversion of provision	(2)
Use by payments	(149)	(183)	(110)	(118)
Transfers per deposits in court	-	(266)	(26)	(237)
Accrual of interest	32	72	32	86
Other	(7)	(61)	-	(54)
Closing balance	1,550	1,361	620	437

PAGE: 57 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

29.2    Legal proceedings classified as possible losses (not provisioned for)

Consolidated
Nature	Estimate 03.31.2012

Tax	36,578
Civil- General	10,722
Civil- Environmental	1,010
Other	1,677
49,987

The tables below present in detail the main lawsuits of a tax and civil nature, whose expectations of loss are classified as possible:

a)        Proceedings of a tax nature

Description of process of a fiscal nature		Estimate
Plaintiff: Federal Revenue Department of Brazil
1)	Deduction from the calculation basis of income tax (IRPJ) and social contribution (CSLL) and a fine on the renegotiation of the Petros Plan.
	Current situation: Awaiting a hearing of an administrative appeal at the 2nd instance.	3,183
2)	Profit of subsidiaries and associates domiciled abroad in 2005, 2006 and 2007 not included in the calculation basis of IRPJ and CSLL.
	Current situation Awaiting a hearing of an administrative appeal at the 2nd instance.	2,009
3)	Deduction from the calculation basis of IRPJ and CSLL of expenses incurred in 2007 related to benefits to the employees and Petros
	Current situation The question is being argued in the ambit of two processes at the administrative level.	1,517
Plaintiff: Federal Revenue Department of Rio de Janeiro
4)	Income tax withheld at source (IRRF) on remittances for payment of affreightment of vessels in the period from 1999 to 2002.
	Current situation: With the closing of the administrative proceedings, the Company is adopting measures with respect to submitting the annulment issue to judicial proceedings.	4,721
Plaintiff: State Finance Department of Rio de Janeiro
5)	ICMS on exit operations of liquid natural gas (LNG) without issuing a tax document in the ambit of the centralizing establishment.
	Current situation: The question involves processes in various administrative and judicial stages, where the Company has sought to ensure its rights.	2,721
6)	Difference in ICMS rate in the sale of aviation kerosene, due to the declaration of unconstitutionality of Decree 36,454/2004.
	Current situation The question involves processes which are in progress at the administrative level, where the Company has presented its defense.	1,524
Plaintiff: Federal Revenue Department of Brazil
7)	Non payment of CIDE on imports of naphtha sold to Braskem.
	Current situation: The issue is being debated at the administrative level.	2,823
8)

Non-payment of CIDE in the period from March 2002 till October 2003 in transactions with distributors and petrol stations that were holders of judicial injunctions that determined the sale without transfer of that tribute.

	Current situation: Awaiting a hearing of an appeal in the Higher Chamber of Tax Appeals (CSRF)	1,246

PAGE: 58 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

Description of process of a fiscal nature		Estimate
Plaintiff: State Finance Department of São Paulo
9)	Withdrawal of collection of ICMS on the importing of a drilling rig – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of accessory obligations.
	Current situation: One of the processes is in the administrative stage and another was submitted to judicial proceedings, obtaining a decision favorable to the Company.	4,034
Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória.
10)

Failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo, despite Petrobras having made the withholding and payment of these taxes to the coffers of the municipalities where the respective service providers are established, in accordance with Complimentary Law 116/03.

	Current situation: The question involves processes in various administrative and judicial stages, where the Company has sought to ensure its rights.	1,713
Plaintiff: Federal Revenue Department of Brazil
11)	Non-payment of tax on financial operations (IOF) on intercompany loans.
	Current situation: Defense presented at the first administrative instance.	1,194
Plaintiff: Federal Revenue Department of Brazil
12)	Income tax withheld at source (IRRF) on remittances abroad for payment of petroleum imports.
	Current situation Awaiting a hearing at the 2nd administrative instance.	932
Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
13)	Use of ICMS credits on the purchase of drilling bits and chemical products used in formulating drilling fluid.
	Current situation: The question involves processes in various administrative and judicial stages, where the Company has sought to ensure its rights.	863
14)	Other proceedings of a tax nature	8,098
Total for processes of a tax nature		36,578

PAGE: 59 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

b)        Proceedings of a civil nature – General

Description of processes for civil nature		Estimate
Plaintiff: Porto Seguro Imóveis Ltda.
1)

Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, related to alleged losses arising from the sale of the shareholding interests of Petroquisa in various petrochemical companies included in the National Privatization Program. The plaintiff claims that the Company indemnify it in 5% as a premium and 20% as lawyers' fees to Lobo & Ibeas Advogados.

Current stage: This matter is currently before the Superior Court and the Federal Supreme Court, awaiting trial docket designation in light of the special appeal brought by the Company, which appeal may be decided in the first half of 2012.

		7,277
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis – ANP
2)	Differences in the payment of special participation charge in the Albacora, Carapeba, Cherne, Espadarte, Marimba, Marlim, Marlim Sul, Namorado, Pampo and Roncador fields – Campos Basin. In addition, the plaintiff is claiming fines for alleged non-compliance with minimum exploratory programs. Current stage: With the conclusion of the administrative phase of this proceeding, this matter was brought before the judicial courts. The Company obtained an injunction suspending the collection of fines until the end of the trial process, which is currently in the production of evidence phase.	1,150
3)	Other proceedings of a civil nature	2,295

Total for process of a civil nature	10,722

29.3    Contingencies from operating partnerships - Frade field

In November 2011, there was an oil spillage in the Frade field, located in the Campos basin, which is operated by Chevron Brasil. The federal public prosecutor is conducting an investigation and has initiated a process claiming R$ 20 billion in damages against Chevron Brazil, Chevron Latin America Marketing LLC and Transocean Brasil Ltda., where the latter was operator of the platform at the time of the spillage.

In April 2012, a new public civil suit was filed by the Federal Public Attorney’s Office against Chevron and Transocean, due to droplets of oil identified in underwater images within the Frade field. In this suit the Federal Public Attorney’s Office intends to condemn the defendants to a further R$ 20 billion as compensation for damages to the community.

The assessment by our lawyers is that the amounts claimed are not reasonable and are disproportionately high in relation to the extent of the damages caused. In the second suit, as the oil was not identified on the surface, it is not even possible to conceive of the existence of any actual damage to the community.

Petrobras holds a 30% interest in the Frade consortium. Although it is not a party to the processes, because of its equity interest Petrobras may be contractually obliged to pay 30% of the total contingencies related to the Frade field. In the event Chevron is held legally responsible, Petrobras may be contractually subject to the payment of up to 30% of the costs referring to the compensations.

PAGE: 60 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

29.4    Contingencies assets

29.4.1   Recovery of maintenance costs - Barracuda & Caratinga

In 2006, Petrobras, as representant of Barracuda & Caratinga Leasing Company B.V. (BCLC), resorted to arbitration abroad against Kellogg, Brown, Root, LLC (KBR), to obtain indemnifications for maintenance costs carried out on flexible lines of the Barracuda and Caratinga field, in the period covered by contractual guarantee.

On September 21, 2011, the Court of arbitration ruled in favor of BCLC, definitively, condemning KBR to indemnify it in the amount of R$ 339, pleaded in the arbitration, plus Petrobras’ internal costs in conducting the arbitration, in addition to legal fees and costs of the arbitration. After the definitive decision, Petrobras recognized in 2011the amount of R$ 339 in non-current assets.

29.4.2   Recovery of PIS and COFINS

Petrobras and its subsidiaries filed civil suits against the Federal government referring to recovery, through offsetting, of the amounts paid as PIS on financial revenue and exchange gains in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004, in light of the ruling that paragraph 1 of article 3 of Law No. 9,718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court considered that the respective paragraph 1 of article 3 of Law No. 9,718/98 is unconstitutional.

On November 18, 2010, the Superior Court of Justice upheld the action by Petrobras, filed in 2006 to recover the COFINS for the period from January 2003 to January 2004. After the res judicata of the action, Petrobras recognized the amount of R$ 497 as recoverable taxes in non-current assets.

On March 31, 2012, the Company had R$ 2,555 related to these suits which are not yet reflected in the financial information due to the absence of a final favorable decision.

29.4.3   Litigation in the United States - P-19 and P-31

In 2002, Brasoil and Petrobras won, in the first instance, before the U.S. Justice, related actions filed by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company, where, through a final decision confirmed by the Federal Court of the Southern District of New York, the right was recognized to receipt by Brasoil and Petrobras for losses and damages, plus interest and reimbursement of legal expenses on the date of receipt, referring to the performance bond of platforms P-19 and P-31. The amount of the indemnification is approximately US$ 290 million.

On July 21, 2006, the US court handed down an executive decision, conditioning the payment of the amounts owed to the permanent closing of legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

PAGE: 61 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

30     Guarantees for concession agreements for oil exploration

Petrobras gave guarantees to the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP) in the total amount of R$ 6,254 for the Minimum Exploration Programs as established in the concession agreements for exploration areas, with R$ 5,663, net of commitments already undertaken, remaining in force. Of this amount, R$ 3,380 corresponds to a lien on the oil from previously identified fields already in production, and R$ 2,283 refers to bank guarantees.

31     Risk management and derivative financial instruments

Petrobras is exposed to a series of risks arising from its operations , such as market risk related to oil prices and derivatives, foreign exchange rates and interest rates, credit risks and liquidity.

31.1    Risk management

The Petrobras risk management policy aims at contributing towards an appropriate equilibrium between its objectives for growth and return and its risk exposure level, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources, the Company may achieve its strategic goals.

The Executive Committee, responsible for Petrobras risk management, established the Financial Integration Committee, ro assess and establish guidelines for measuring, monitoring and managing the risks to support its decisions. Te Comitee is composed of all the executive managers of the financial department, and the executive managers of the business departments are called upon for discussions of specific themes.

31.2    Market risk

31.2.1 Risk management of prices of oil and oil products

Petrobras maintains, as a preference, exposure to the price cycle, not using derivatives for hedging systematic operations (purchase or sale of commodities with the aim of attending the Company’s operational requirements).

The purchases and sales that aim at attending Petrobras's needs are generally exposed to fluctuations in prices. Therefore, they are not covered by derivative instruments. However, the Financial Integration Committee may recommend the use of derivative instruments to the Executive Board.

Operations with derivatives are limited to hedging the expected results from transactions carried out abroad, which are usually short-term, accompanying the terms of commercial operations.

The main parameters used in risk management, for changes in Petrobras's prices of oil and oil products, in the transactions carried out abroad, are: operating cash flow at risk (CFAR), Value at Risk (VAR) and Stop Loss.

PAGE: 62 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

a)     Notional value, fair value and guarantees of the derivatives of oil and oil products.

Derivatives for oil and oil products

Derivatives for oil and oil products

	Consolidated
	Notional value (in thousands of bbl)*		Fair value **
Statement of Financial Position	03.31.2012	12.31.2011	03.31.2012	12.31.2011

Futures contracts	(6,391)	(6,217)	19	34
Purchase commitments	33,680	30,193	-	-
Sale commitments	(40,071)	(36,410)	-	-

Options contracts	(2,280)	(2,130)	3	(4)
Call	(798)	(730)	2	(3)
Holder position	21,089	6,728	-	-
Seller position	(21,887)	(7,458)	-	-

Put	(1,482)	(1,400)	1	(1)
Holder position	25,874	3,990	-	-
Seller position	(27,356)	(5,390)	-	-

Forward contracts	200	275	(1)	-
Long position	200	275	-	-
Short position		-	-	-

Total recorded in other current assets and liabilities			21	30

(*)        A negative notional value represents a seller position.

(**)      Negative fair values were recorded in liabilities and positive fair values in assets.

	Consolidated
Financial result	Jan-Mar/2012	Jan-Mar/2011
Gain (loss) recorded in the results for the period	(199)	(244)

	Consolidated
Guarantees given as collateral	03.31.2012	12.31.2011
Consisting generally of deposits	119	168

PAGE: 63 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

b)       Sensitivity analysis of derivatives of oil and oil products

The probable scenario is the fair value at March 31, 2012. The possible and remote scenarios consider deterioration in the prices in the risk variable of 25% and 50%, respectively, with respect to the same date.

		Probable	Possible	Remote
Oil and oil products	Risk	03.31.2012	(Δ of 25%)	(Δ of 50%)
Brent	High of Brent Oil	30	(396)	(822)
Gasoline	Low of Gasoline	(6)	(36)	(70)
Fuel oil	High of Fuel Oil	1	(223)	(447)
Propane	High of Propane	4	(13)	(29)
WTI	High of WTI	(17)	(30)	(61)
Diesel	Low of Diesel	1	(42)	(119)
Ethanol	Low of Ethanol	-	(1)	(2)
Jet	Low of Jet	(1)	(1)	(1)
Naphtha	High of Naphtha	4	(4)	(11)
LLS	Low of LLS	1	(33)	(68)

c)   Embedded derivatives - Sale of ethanol

The Company entered into a sales agreement of hydrated ethanol by a price formula set in the time of signing the agreement. The definition of price of each shipment of hydrated ethanol delivered this agreement involves two distinct references quotations: ethanol and naphtha.

Considering that the quotation for naphtha does not have a strict relation with the market cost or value of ethanol, the portion referring to the derivative instrument was separated from the main agreement and recognized at fair value (level 3), and classified as financial income. The Company determined the fair value of this agreement based on the difference between the spreads for naphtha and ethanol.

The notional and fair values and the sensitivity analysis of the swap are presented below.

	Notional			Sensitivity analysis
	value (in	Fair value
	thousands				Probable	Possible	Remote
Forward contracts	of m3)	03.31.2012	12.31.2011	Risk	03.31.2012	(Δ of 25%)	(Δ of 50%)
Long position	715	118	49	Fall in Naphtha vs. Ethanol spread	118	96	69
(Maturity in 2015)

The Company determined the fair value of this contract based on practices used on the market, where the difference between the spreads for naphtha and ethanol is calculated. The selling price of the ethanol in the agreement refers to the Brazilian market (ESALQ). The values of the parameters used in the calculation were obtained from market price quotations for ethanol and naphtha on the CBOT (Chicago Board of Trade) future market on the last working day of the period of the financial statements.

PAGE: 64 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

31.2.2   Exchange risk management

Exchange risk is one of the financial risks that the Company is exposed to and it originates from changes in the levels or volatility of the exchange rate that reference asset and liabilities positions.

As regards exchange risk management, Petrobras seeks to identify and handle them in an integrated manner, and treat them or create “natural risk mitigation”, benefiting from the correlation between its income and expenses. In the specific case of exchange variation inherent to the contracts with the cost and remuneration involved in different currencies, this natural risk mitigation is carried out through allocating the cash investments between the real and the US dollar or another currency.

The management of risks is done for the net exposure. Periodical analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain Company’s obligations.

a)   Main transactions and future commitments in foreign currency hedged by derivative operations

Cross currency swap:

Yen vs. Dollar

The Company contracted a cross currency swap, aimed at fixing in dollars the Company's bonds issued in yens. The Company does not intend to settle these contracts before the end of term.

For this relation between the derivative and the loan, qualified as cash flow hedge, the hedge accounting was adopted.

Changes in fair value, to the extent the hedge is effective, which is tested quarterly, are reported in accumulated other comprehensive income until the results of the hedged item occurs.

b) Notional value, fair value, guarantees and sensitivity analysis of the foreign currency derivatives

The existing foreign currency derivative operations do not require a guarantee margin deposit.

	Consolidated
	Notional value (in millions)		Fair value		Sensitivity analysis
						Probable 03.31.2012	Possible (Δ of 25%)	Remote (Δ of 50%)
Statement of Financial Position	03.31.2012	12.31.2011	03.31.2012	12.31.2011	Risk

Cross Currency Swap (Maturity in 2016)			177	243	High of the dollar	177	12	(99)
Asset position (JPY) - 2.15% p.a.	JPY 35,000	JPY 35,000	827	926
Liability position (US$) - 5.69% p.a.	USD 298	USD 298	(650)	(683)
	0
Swap (Maturity in 2012)	0		22	32	High of the Real	22	(45)	(101)
Asset position - US$	USD 127	USD 127	236	241
Liability position - R$ CDI	USD 199	BRL 199	(214)	(209)

Sale of forward dollar	USD 93	USD 87	1	(3)	High of the dollar	1	(42)	(84)

Total recorded in other current assets and liabilities			200	272

PAGE: 65 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

The existing foreign currency derivative operations do not require a guarantee margin deposit.

Financial result and shareholders' equity	Jan-Mar/2012	Jan-Mar/2011
Gain (loss) recorded in the results for the period	2	10
Gain (loss) recorded in shareholders' equity	(18)	(4)

c) Sensitivity analysis: of net debt in foreign currency

The probable scenario is the fair value at March 31, 2012, the possible and remote scenarios consider a deterioration in the risk variable of 25% and 50%, respectively, with respect to the same date.

Financing, net of financial investments	Probable 03.31.2012	Possible (Δ 25%)	Remote (Δ 50%)
Cash and Financial investments	11,637	9,310	7,758
Financing in Dollar	(78,835)	(98,544)	(118,252)
Financing in Real¹	(25,415)	(31,769)	(38,123)
Financing in Euro	(4,683)	(5,854)	(7,025)
Financing in Yen	(2,390)	(2,988)	(3,585)
Financing in Libra	(1,992)	(2,490)	(2,988)
	(101,678)	(132,335)	(162,215)

1 Financing in local currency parameterized to the variation of the dollar.

Currency risks arise from the devaluation of the Real against the foreign currencies.

Sensitivity analysis of net debt alone does not represent the Company's net exposure to currency risk. Considering the equilibrium of liabilities, assets, revenues and future commitments in foreign currency, the economic impact of possible foreign exchange fluctuations does not compromise the Company's liquidity since a large portion of its debt is due at the long-term.

31.2.3   Interest rate risk management

Petrobras is subject mainly to fluctuations of the LIBOR, in the financing expressed in foreign currency, and to the long-term interest rate, published by the Central Bank, in the financing expressed in Reais. An increase in the rates negatively impacts Petrobras's financial expenses and financial position.

Petrobras considers that the exposure to interest rate fluctuations will not have a material impact, and so, preferably, it does not use derivative financial instruments to manage this type of risk; except for specific situations presented by companies of the Petrobras system.

PAGE: 66 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

a) Main transactions and future commitments hedged by operations with derivatives

Swap contracts

Floating interest rate (Libor USD) vs. Fixed rate (USD)

The Company contracted an interest rate swap in order to transform financing tied to a floating rate into a fixed rate in order to eliminate the mismatch between the cash flows of assets and liabilities of an investment project. The Company does not intend to settle the operation before its maturity and, therefore, adopted hedge accounting for the relationship between the financing and the derivative.

Other open operations are covered in the table below:

b) Notional value, fair value, guarantees and sensitivity analysis of the interest rate derivatives

	Consolidated
	Notional value (in millions)		Fair value		Sensitivity analysis
						Probable 03.31.2012	Possible (Δ of 25%)	Remote (Δ of 50%)
Statement of Financial Position	03.31.2012	12.31.2011	03.31.2012	12.31.2011	Risk

Swap (maturity in 2020)
Liability position	USD 469	USD 478	(56)	(67)	Fall in the Libor	(56)	(95)	(118)
			0	0
Swap (maturity in 2015)	-		(3)	(3)	Fall in the Euribor	(3)	(3)	(3)
Asset position – Euribor	EUR 19	EUR 20	1	1
Liability position – Fixed rate 4.19%	EUR 19	EUR 20	(4)	(4)
			-	-
Total recorded in other assets and liabilities			(59)	(70)

The existing interest rate derivative operations do not require a guarantee margin deposit.

31.3    Credit risk

Petrobras is exposed to the credit risk of clients and financial institutions, resulting from its commercial operations and its cash management. These risks consist of the possibility of non-receipt of sales made and amounts invested, deposited or guaranteed by financial institutions.

Credit risk management in Petrobras is part of financial risk management, which is performed by the Company’s officers, under a policy of corporate risk management. The Credit Commissions are, each, composed of Executive Manager for Finances and the Executive Manager for the commercial department.

The purpose of the Credit Commissions is to analyze questions connected with credit management, not only with respect to granting credit but also with respect to its management; to encourage integration between the units that compose them; and to identify recommendations to be applied in the units involved or to be submitted to the appreciation of higher jurisdictions.

The credit risk management policy is part of the Company’s global risk management policy and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of sales and financial operations, through an efficient credit analysis, concession and management process.

PAGE: 67 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

In its management of credit risks, Petrobras uses quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The Company’s commercial credit portfolio, is very diversified and the credits granted are divided between clients on the Brazilian domestic market and foreign markets.

Loans to financial institutions are distributed among the major international banks considered by the international risk classifiers as Investment Grade and the most important Brazilian banks.

The maximum exposure to credit risk is represented mainly by the balance of accounts receivable and derivative transactions outstanding.

31.4    Liquidity risk

The Company's liquidity risk is represented by the possibility of a shortage of funds, cash or another financial asset in order to settle its obligations on the established dates.

The policy on liquidity risk management adopted by the Company provides for the continued lengthening of the maturity of its debt, exploring the financing capacity of the domestic market and developing a strong presence in the international capital market by broadening the investor’s base in fixed income.

Petrobras finances the working capital through the centralization of the System’s cash and assuming short-term debt that are usually related to the flow of trade, as export credit notes and advances on exchange contracts. Investments in non-current assets are financed through long-term debt as issuing bonds in the international market, credit bureaus, financing and pre-payment of exports, development banks in Brazil and abroad, and lines of credit with national and international commercial banks.

The nominal flows of principal and interest on loans by maturity are as follows:

Maturity	Consolidated
2012	22,788
2013	15,373
2014	16,804
2015	20,820
2016	33,864
2017	21,893
2018 onwards	110,994
At March 31, 2012	242,536
At December 31, 2011	229,381

PAGE: 68 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

31.5    Financial investments (operations with derivatives)

Operations with derivatives, both in the domestic and foreign markets, are earmarked exclusively for the exchange of indexes of the assets that comprise the portfolios, and their purpose is to provide the managers with greater flexibility in their quest for efficiency in the management of available funds.

The fair values of the derivatives held in the exclusive investment funds at March 31, 2012 are as follows:

Contract	Number	Notional value	Fair value *	Maturity

Future DI	(69,104)	(6,052)	(2)	2012 to 2014
Long position	31,945	2,884	-
Short position	(101,049)	(8,936)	(2)
Future dollar	(553)	(51)	-	2012 to 2014
Long position	644	59	-
Short position	(1,197)	(110)	-

(*)   The positions indicated by a hyphen represent amounts lower than R$ 500 thousand.

32     Fair value of financial assets and liabilities

Fair values are determined based on market price quotations, when available, or, in the absence thereof, on the present value of expected cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and trade accounts payable are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying values.

At March 31, 2012, the estimated fair value for the Company’s long term debt was R$ 152,652 and calculated at prevailing market rates, considering natures, terms and risks similar to the recorded contracts, and it may be compared with the carrying value of R$ 145,931.

PAGE: 69 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is presented as follows:

	Fair value measured based on
	Prices quoted on active market (Level 1)	Valuation technique supported by observable prices (Level 2)	Valuation technique without use of observable prices (Level 3)	Total fair value recorded

Assets
Marketable securities	23,720			23,720
Foreign Currency Derivatives	22	178		200
Commodity derivatives	21		118	139
Balance at March 31, 2012	23,763	178	118	24,059
Balance at December 31, 2011	22,362	243	49	22,654

Liabilities
Interest derivatives	(59)			(59)
Balance at March 31, 2012	(59)		-	(59)
Balance at December 31, 2011	(106)	(3)	-	(109)

33     Subsequent events

On April 25, 2012, Petrobras Netherlands B.V. (PNBV) raised funds from a line of financing with the bank J.P. Morgan, in the amount of US$ 1 billion, with an average term of maturity of 6 years and market floating interest based on the 6 month Libor.

PAGE: 70 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Notes to the interim financial information

(Consolidated and Parent Company)

(In millions of reais, except when stated otherwise)

34     Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2011 and the interim statements as of March 31, 2012

Number of explanatory notes
	Quarterly
Annual for	information	Names of explanatory notes
2011	for 1Q-2012
1	1	The Company and its operations
2	2	Basis of preparation
3	3	Consolidation basis
4	4	Summary of significant accounting policies
5	5	Cash and cash equivalents
6	6	Marketable securities
7	7	Accounts receivable
8	8	Inventories
9	9	Restricted deposits for legal proceedings and guarantees
10	10	Acquisitions and sales of assets and interests
11	11	Investments
12	12	Property, plant and equipment, net
13	13	Intangible assets
14	14	Exploration activities and valuation of oil and gas reserves
15	15	Trade accounts payable
16	16	Loans and financing
17	17	Leases
18	18	Related parties
19	19	Provision for decommissioning costs
20	20	Taxes
21	21	Employee's post-retirement benefits obligations - Pension and Health care
23	22	Shareholders' equity
24	23	Sales revenues
25	24	Expenses by nature
26	25	Other operating income and expenses, net
27	26	Financial income (expenses), net
*	27	Supplementary information on the statement of cash flows
*	28	Segment reporting
28	29	Legal proceedings and contingencies
30	30	Guarantees for concession agreements for petroleum exploration
31	31	Derivative instruments, hedging and risk management activities
32	32	Fair value of financial assets and liabilities
34	33	Subsequent events

(*) Information included in the finincial statements for 2011.

The notes to the financial statements in the annual report for 2011 which were deleted in the Interim Financial Statements for 1Q-2012, due to the fact that they do not present material changes and/or are not applicable to the interim information are

	Number of
	explanatory notes	Names of explanatory notes
	22	Profit sharing
	29	Commitments for purchase of natural gas
	33	Insurance
	34	Subsequent events

PAGE: 71 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Report on Review of Quarterly Information

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Petróleo Brasileiro S.A. - Petrobras, included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2012, comprising the balance sheet as at that date and the statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 (R1), Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 (R1) and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

PAGE: 72 of 73

ITR - Quarterly Information - 03/31/2012 - PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the quarter ended March 31, 2012. These statements are the responsibility of the Company's management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Audit and review of

prior-year information

The Quarterly Information Form (ITR) mentioned in the first paragraph includes accounting information related to: (i) the income, changes in equity, cash flows and value added for the quarter ended March 31, 2011, obtained from the Quarterly Information Form (ITR) for the quarter then ended, prepared originally before of the adjustments described in note 3, that were made to restate the financial information relating to 2011, presented for comparison purposes; and (ii) the balance sheets as at December 31, 2011, obtained from the financial statements for the year ended December 31, 2011. The review of the Quarterly Information Form (ITR) for the quarter ended March 31, 2011, as originally prepared, and the examination of the financial statement for the year ended December 31, 2011, were conducted under the responsibility of other independent auditors, who issued unqualified review and audit reports dated May 13, 2011 and February 9, 2012, respectively.

As part of our review of the financial information for the quarter ended March 31, 2012, we have also reviewed the adjustments described in note 3 that were made to restate the financial information included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2011, presented for comparison purposes. Based on our review, nothing has come to our attention that these adjustments are not appropriate and were not were correctly recorded in all material respects. We were not engaged to audit, review or apply any other procedures to the Company's Quarterly Information Form (ITR) for the quarter ended March 31, 2011 and, therefore, we do not express any opinion or any form of assurance on the financial information for that quarter taken as a whole.

Rio de Janeiro, May 15, 2012

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 "S" RJ

PAGE: 73 of 73

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.